     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 4, 1995

                                                      REGISTRATION NO. 33-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                               POE & BROWN, INC.
             (Exact name of registrant as specified in its charter)

                    FLORIDA                                             59-0864469
          (State or other jurisdiction                               (I.R.S. Employer
       of incorporation or organization)                           Identification No.)

                           220 SOUTH RIDGEWOOD AVENUE
                          DAYTONA BEACH, FLORIDA 32114
                                 (904) 252-9601
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           LAUREL J. LENFESTEY, ESQ.
                 VICE PRESIDENT, SECRETARY, AND GENERAL COUNSEL
                               POE & BROWN, INC.
                      401 EAST JACKSON STREET, SUITE 1700
                              TAMPA, FLORIDA 33602
                                 (813) 222-4100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

           MICHAEL L. JAMIESON, ESQ.                             RANDOLPH C. COLEY, ESQ.
                HOLLAND & KNIGHT                                     KING & SPALDING
             400 NORTH ASHLEY DRIVE                                191 PEACHTREE STREET
                   SUITE 2050                                  ATLANTA, GEORGIA 30303-1764
              TAMPA, FLORIDA 33602                                    (404) 572-4732
                 (813) 227-8500

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c)under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                   CALCULATION OF REGISTRATION FEE
===========================================================================================================

                                                     PROPOSED MAXIMUM   PROPOSED MAXIMUM
     TITLE OF EACH CLASS OF          AMOUNT TO        OFFERING PRICE       AGGREGATE          AMOUNT OF
  SECURITIES TO BE REGISTERED      BE REGISTERED       PER SHARE(1)    OFFERING PRICE(1)   REGISTRATION FEE
- -----------------------------------------------------------------------------------------------------------
Common stock, $.10 par value per
  share.........................  1,638,750 shares        $24.00          $39,330,000          $13,562
===========================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee based upon the average between the high and low price of the Common Stock on The Nasdaq Stock Market on August 2, 1995, pursuant to Rule 457(c).

     THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 4, 1995

PROSPECTUS
                                1,425,000 SHARES

                                    [LOGO]

                               POE & BROWN, INC.

                                  COMMON STOCK
                               ------------------
     All of the 1,425,000 shares offered hereby are being sold by certain shareholders of Poe & Brown, Inc. (the "Company"). See "Principal and Selling Shareholders." The Company will not receive any proceeds from the offering.

     The Company's Common Stock is traded on The Nasdaq Stock Market under the symbol "POBR." The last reported sale price of the Common Stock on The Nasdaq Stock Market on August 2, 1995 was $23.75 per share. See "Price Range of Common Stock."

     PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS," BEGINNING ON PAGE 6.
                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
         REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================================
                                                            UNDERWRITING          PROCEEDS TO
                                              PRICE TO      DISCOUNTS AND          SELLING
                                               PUBLIC       COMMISSIONS(1)      SHAREHOLDERS(2)
- -----------------------------------------------------------------------------------------------
Per Share                                  $                $                 $
- -----------------------------------------------------------------------------------------------
Total(3)                                   $                $                 $
===============================================================================================

  (1) For information regarding indemnification of the Underwriters, see "Underwriting."

  (2) Before deducting expenses estimated at $325,000, of which 50% are payable by the Company and 50% are payable by the Selling Shareholders.

  (3) Certain Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 213,750 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to the Public, Underwriting Discounts and
     Commissions, and Proceeds to Selling Shareholders will be $        ,
     $        , and $        , respectively.

                               ------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
          , 1995.
                               ------------------

      SMITH BARNEY INC.                 THE ROBINSON-HUMPHREY COMPANY, INC.

          , 1995

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement described below, as well as such reports, proxy statements, and other information filed by the Company, can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following Regional Offices: 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies can be obtained by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock is listed on The Nasdaq Stock Market.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered by this Prospectus. For the purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto, including the schedules and exhibits to such Registration Statement or any such amendment. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to rules and regulations of the Commission. Reference is hereby made to the Registration Statement for further information with respect to the Company and the Common Stock. Each statement made in this Prospectus concerning a contract, agreement or other document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its contents.
                               ------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."
                               ------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus. Unless the context indicates otherwise, all references in this Prospectus to the "Company" include the Company and its wholly owned and majority owned subsidiaries.

                                  THE COMPANY

     Poe & Brown, Inc. (the "Company") is the largest insurance agency headquartered in the southeastern United States and the twelfth largest insurance agency in the country, based on total revenues. The Company is a diversified insurance brokerage and agency that markets and sells primarily property and casualty insurance products and services to its clients. Because the Company does not engage in underwriting activities, it does not assume underwriting risks. Instead, it acts in an agency capacity to provide its customers with targeted, customized risk management products and is compensated for its services by commissions paid by insurance companies and fees for administration and benefit consulting services.

     The Company's business is divided into four divisions:

     - the Retail Division, which provides a wide range of insurance products to commercial, professional, and individual clients;

     - the Program Division, which markets proprietary professional liability, property, casualty, and life and health insurance programs to members of various professional and trade groups through non-affiliated independent agents;

     - the Service Division, which provides insurance-related services such as third-party administration and consultation for workers' compensation and employee benefit self-insurance markets; and

     - the Brokerage Division, which markets and sells excess and surplus commercial insurance primarily through non-affiliated independent agents.

     For the year ended December 31, 1994, the Retail Division accounted for approximately 58% of the Company's total commissions and fees, the Program Division accounted for approximately 28%, the Service Division accounted for approximately 11%, and the Brokerage Division accounted for approximately 3%.

     The Retail Division targets middle-market companies (annual premiums between $50,000 and $500,000), which have historically provided the Company with higher profit margins as compared to large-market companies. The Company believes it derives a competitive advantage from its decentralized management structure. This allows management at the Retail Division's 23 offices to explore new initiatives, respond rapidly to new opportunities and attract and retain high-quality people. The Retail Division's operations are concentrated in Florida; 70.5% of the division's commissions and fees for the year ended December 31, 1994 was attributable to its Florida offices.

     The Company believes its Program Division is an industry leader in marketing specially designed proprietary professional liability, property, casualty, and life and health insurance programs to members of various professional and trade groups. The professional groups targeted by the Company's Program Division include dentists, attorneys, physicians, optometrists and opticians. Targeted trade groups include wholesalers, used auto dealers, and towing operators. The Program Division typically tailors an insurance product to the needs of a particular professional or trade group, negotiates policy forms, coverages and premium rates with an insurance company and, in certain instances, secures the formal or informal endorsement of the product by a professional or trade association. Policies are sold primarily through a national network of approximately 270 non-affiliated independent agencies, representing approximately 2,000 independent agents.

     The Company's business objective is to achieve consistent annual revenue growth while maintaining profitability. The strategy of the Retail Division is to expand by continuing to capitalize on its strong position in the Florida market and to develop its offices outside of Florida through internal growth and selective acquisitions of insurance agencies to complement the Company's existing base of retail business. The Company's strategy with respect to its Program Division is to expand through increased market penetration of existing products, as well as the development of new specialty programs. In recent years, traditional risk-bearing insurance companies have sought greater operating efficiencies by reducing their agent sales forces. The Company expects that large underwriters will continue to outsource the production of premium revenue to non-affiliated insurance agents and the Company intends to continue to capitalize on this trend.

     The Company was organized in 1959 and since 1971 operated under the name Poe & Associates, Inc. ("P&A"). On April 28, 1993, a subsidiary of P&A merged (the "Merger") with Brown & Brown, Inc. ("B&B"), and the name of the Company was changed to Poe & Brown, Inc. The primary objectives of the Merger were to combine P&A's historically strong program operations with B&B's comparatively high-margin retail operations and to obtain certain synergies as a result of the combination. William F. Poe resigned as the Chief Executive Officer of the Company following the Merger, and J. Hyatt Brown, the President of B&B, became the President and Chief Executive Officer of the Company and its largest shareholder. In August 1994, William F. Poe resigned as Chairman of the Board of Directors and was succeeded by J. Hyatt Brown. William F. Poe and certain family members and affiliates, all of whom are selling shareholders (the "Selling Shareholders") in this offering, will reduce their aggregate record ownership of the outstanding shares of Common Stock from 19.8% to less than 1% as a result of this offering (assuming exercise of the Underwriters' over-allotment option). See "Principal and Selling Shareholders". William F. Poe and his brother, Charles W. Poe, serve as directors of the Company, but are not involved in management. William F. Poe, Jr. is employed as an insurance agent with the Company and serves as a director, but is not involved in management of the Company.

     The Company's activities are conducted in 17 locations throughout Florida, and in 10 additional locations in Arizona, California, Colorado, Connecticut, Georgia, New Jersey, North Carolina, Pennsylvania, and Texas. The Company's principal executive offices are located at 220 South Ridgewood Avenue, Daytona Beach, Florida 32114 (telephone number (904) 252-9601) and 401 East Jackson Street, Suite 1700, Tampa, Florida 33602 (telephone number (813) 222-4100).

                                  THE OFFERING

     All of the shares being offered hereby (the "Shares") are being offered on behalf of the Selling Shareholders in the manner described under "Underwriting." The following table sets forth certain information concerning this offering (the "Offering") that should be read in conjunction with information appearing elsewhere in this Prospectus or in the documents incorporated herein by reference.

Common Stock being offered by the Selling Shareholders.......  1,425,000 shares
Common Stock outstanding before and after the Offering(1)....  8,662,686 shares
Use of Proceeds..............................................  The Shares offered hereby are being sold by the Selling
                                                               Shareholders. The Company will
                                                               not receive any of the
                                                               proceeds from the Offering.
The Nasdaq Stock Market Symbol...............................  POBR

- ---------------

(1) Based upon shares outstanding on June 30, 1995. Does not include 33,667 shares of Common Stock reserved for issuance upon the exercise of stock options at a weighted average price per share of $7.60.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                                                           SIX MONTHS
                                                              YEAR ENDED DECEMBER 31,                    ENDED JUNE 30,
                                                ----------------------------------------------------   -------------------
                                                  1990       1991       1992       1993       1994       1994       1995
                                                --------   --------   --------   --------   --------   --------   --------
                                                                                                           (UNAUDITED)
INCOME STATEMENT DATA(1):
  Commissions and fees(2).....................  $ 80,202   $ 81,879   $ 88,276   $ 94,420   $ 95,852   $ 48,137   $ 50,803
  Total revenues(3)...........................    82,612     85,252     91,508     97,821    101,580     51,863     52,989
  Total expenses(2)(4)........................    72,916     74,445     83,190     84,774     80,994     41,088     42,161
  Income before income taxes and loss from
    discontinued operations...................     9,696     10,807      8,318     13,047     20,586     10,775     10,828
  Income from continuing
    operations(3)(4)(5).......................     6,029      6,685      4,138      8,118     13,519      6,643      7,111
  Net income(3)(4)(5).........................  $  5,839   $  5,880   $  2,558   $  8,118   $ 13,519   $  6,643   $  7,111
  Weighted average number of shares
    outstanding...............................     8,431      8,389      8,569      8,571      8,670      8,615      8,696
PER SHARE DATA(1):
  Income per share from continuing
    operations(3)(4)(5).......................  $    .71   $    .80   $    .48   $    .95   $   1.56   $    .77   $    .82
  Net income per share(3)(4)(5)...............  $    .69   $    .70   $    .30   $    .95   $   1.56   $    .77   $    .82
  Dividends paid per share....................  $    .32   $    .32   $    .40   $    .40   $    .42   $    .20   $    .24
OPERATING DATA(1):
  Ratio of employee compensation and benefits
    to total revenues(6)......................     54.0%      53.8%      56.2%      53.9%      52.9%      53.0%      52.9%
  Ratio of other operating expenses to total
    revenues(6)...............................     27.0%      25.6%      27.5%      26.5%      23.0%      24.0%      22.1%
  Ratio of income before income taxes to total
    revenues(6)...............................     11.7%      12.7%       9.1%      13.3%      20.7%      21.7%      20.4%
  Revenue per employee(6)(7)..................  $ 75,102   $ 79,452   $ 82,365   $ 97,626   $ 99,895   $ 48,372   $ 53,363

                                                                    DECEMBER 31,                            JUNE 30,
                                                ----------------------------------------------------   -------------------
                                                  1990       1991       1992       1993       1994       1994       1995
                                                --------   --------   --------   --------   --------   --------   --------
                                                                                                           (UNAUDITED)
BALANCE SHEET DATA(1):
  Total assets................................  $122,393   $117,156   $129,143   $134,924   $140,980   $135,780   $141,560
  Long-term debt..............................    15,276     19,254     18,870     17,637      7,430     12,933      8,199
  Shareholders' equity(8).....................    17,561     22,039     21,232     27,246     44,106     37,721     49,278

- ---------------

(1) Effective March 1, 1995, the Company acquired Insurance West, a Phoenix, Arizona general insurance agency, by merger. The merger has been accounted for as a pooling-of-interests and, accordingly, the Company's financial statements have been restated for all periods prior to the merger. See Note 2 of the Notes to Consolidated Financial Statements.
(2) See Note 3 of the Notes to Consolidated Financial Statements for information regarding business purchase transactions that affect the comparability of this information.
(3) During the first quarter of 1994 the Company sold 150,000 shares of its investment in the common stock of Rock-Tenn Company, resulting in a gain of $2,185,000 and an after-tax gain of $1,342,000, or $.16 per share.
(4) Results of operations for 1992 and 1993 were negatively affected by expenses related to the Merger. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(5) During the third quarter of 1994 the Company reduced its general tax reserves by $700,000, or $.08 per share, as a result of a settlement agreement with the Internal Revenue Service on certain outstanding examination issues. During the six months ended June 30, 1995, the Company reduced its general tax reserves by $450,000, or $.05 per share, as a result of settling the remaining examination issues. See Note 9 of the Notes to Consolidated Financial Statements.
(6) During 1994, the Company sold 150,000 shares of its investment in the common stock of Rock-Tenn Company for $2,314,000, resulting in a gain of $2,185,000. This gain has been excluded from the 1994 computations.
(7) Revenue per employee is based upon the number of full-time equivalent employees at the end of the period.
(8) Shareholders' equity as of June 30, 1994, December 31, 1994, and June 30, 1995 increased $4,910,000, $5,341,000, and $5,304,000, respectively, as a result of the Company's adoption of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," effective January 1, 1994. See
    Note 1 of the Notes to Consolidated Financial Statements.

                                  RISK FACTORS

     The following factors, as well as other information in this Prospectus, should be carefully considered by prospective investors.

INDUSTRY RISKS

     The Company is primarily engaged in insurance agency and brokerage activities, and derives revenues from commissions paid by insurance companies and fees for administration and benefit consulting services. Insurance premiums are not determined by the Company. Historically, property and casualty premiums have been cyclical in nature and have varied widely based on market conditions. Since the mid-1980s, general premium levels have been depressed as a result of the expanded underwriting capacity of insurance companies and increased competition. In addition, as traditional risk-bearing insurance companies continue to outsource the production of premium revenue to non-affiliated agents such as the Company, such insurance companies may seek to further reduce their expenses by reducing the commission rates payable to such insurance agents. The Company cannot predict the timing or extent of future changes in commission rates or premiums and therefore cannot predict the effect, if any, that such changes would have on its operations. See "Business -- Industry Overview."

RELIANCE ON SIGNIFICANT UNDERWRITER

     The programs offered by the Company's Program Division are primarily underwritten by the CNA Insurance Companies ("CNA"). For the year ended December 31, 1994, approximately $20.9 million, or 78.8%, of the Program Division's commissions and fees were generated from policies underwritten by CNA. During the same period, the Program Division represented 27.7% of the Company's total commission and fee revenues. In addition, for the same period, approximately $1.5 million, or 2.7%, of the Retail Division's total commissions and fees were generated from policies underwritten by CNA. Accordingly, revenues attributable to CNA represent approximately 23.4% of the Company's total commissions and fees. The Company has an agreement with CNA relating to each program underwritten by CNA and each provides for either six months' or one year's advance notice of termination. In addition, the Company has an existing credit agreement with CNA under which $6,000,000 is currently outstanding. Upon the occurrence of an an event of default by the Company under this credit agreement, including the termination by the Company of any insurance program agreement with CNA, CNA may, at its option, declare any unpaid balance due and payable on demand. For additional information concerning the Company's contractual relationships with CNA, see "Business -- Lines of Business -- Program Division" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company believes its relationship with CNA is excellent and that CNA is committed to the programs administered by the Company. However, there can be no assurance that future events will not produce changes in the relationship. If the relationship were terminated, the Company believes that other insurance companies would be available to underwrite the business, although some additional expense and loss of market share would at least initially result.

FLORIDA BUSINESS CONCENTRATION

     For the year ended December 31, 1994, the Company's Retail Division derived 70.5% of its commissions and fees from its Florida offices, constituting 41.2% of the Company's total commissions and fees. See "Business -- Lines of Business -- Retail Division." The Company believes that these revenues are attributable predominately to customers in Florida. The Company believes the regulatory environment for insurance agencies in Florida is no more restrictive than in other states. The insurance business is a state-regulated industry, however, and there can be no assurance that the current regulatory environment will remain unchanged. In addition, the occurrence of adverse economic conditions, natural disasters, or other circumstances specific to Florida could have a material adverse effect on the Company's business. Although Hurricane Andrew, in 1992, slightly constricted the property insurance business in Florida, the Company does not believe it significantly affected the insurance agency and brokerage business.

RELIANCE ON MANAGEMENT

     Although the Company is operated with decentralized management systems, the loss of the services of J. Hyatt Brown, the Company's Chairman, President and Chief Executive Officer, who beneficially owns approximately 23% of the Company's outstanding Common Stock, could materially adversely affect the Company. The Company maintains a $5 million key man life insurance policy with respect to Mr. Brown. The Company also maintains a $20 million insurance policy on the lives of Mr. Brown and his wife. Under the terms of an agreement with Mr. and Mrs. Brown, at the request of the Brown estate, the Company will purchase, upon the death of the later to die of Mr. Brown and his wife, up to a maximum number of shares of Common Stock of the Company owned by Mr. and Mrs. Brown that will exhaust the proceeds of the policy. If the estate were to make such an election, none of the proceeds of this $20 million policy would be available to the Company for use in its ongoing operations.

ACQUISITION RISKS

     The Company plans to pursue the acquisition of insurance agencies. See "Business -- Lines of Business -- Retail Division." There can be no assurance that the Company will be able successfully to identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into its operations, or expand into new markets. Once integrated, acquired entities may not achieve levels of revenue, profitability, or productivity comparable to the Company's existing locations, or otherwise perform as expected. The Company is unable to predict whether or when any prospective acquisition candidates will become available or the likelihood that any acquisition will be completed should any negotiations commence. The Company competes for acquisition and expansion opportunities with entities that have substantially greater resources. In addition, acquisitions involve a number of special risks, such as diversion of management's attention, difficulties in the integration of acquired operations and retention of personnel, entry into unfamiliar markets, unanticipated problems or legal liabilities, and tax and accounting issues, some or all of which could have a material adverse effect on the Company's results of operations and financial condition.

COMPETITION

     The insurance agency business is highly competitive and numerous firms actively compete with the Company for customers and insurance carriers. Although the Company is the largest insurance agency headquartered in Florida, a number of firms with much greater resources and market presence than the Company compete with the Company in Florida and elsewhere. This situation is particularly pronounced outside Florida. Competition in the insurance business is largely based on innovation, quality of service, and price. A number of insurance companies are engaged in the direct sale of insurance, primarily to individuals, and do not pay commissions to agents and brokers. To date, such direct writing has had relatively little effect on the Company's operations, primarily because the Company's Retail Division is commercially oriented.

EFFECT OF POSSIBLE TORT REFORM

     Legislation concerning tort reform is currently being considered in the United States Congress and in several states. Among the provisions being considered for inclusion in such legislation are limitations on damage awards, including punitive damages, and various restrictions applicable to class action lawsuits, including lawsuits asserting professional liability of the kind for which insurance is offered under policies sold by the Company's Program Division. Enactment of these or similar provisions by Congress or by states in which the Company sells insurance, could result in a reduction in the demand for liability insurance policies or a decrease in policy limits of such policies sold, thereby reducing the Company's commission revenues. The Company cannot predict whether any such legislation will be enacted or, if enacted, the form such legislation will take, or the effect, if any, such legislation could have on its operations.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on The Nasdaq Stock Market under the symbol "POBR." The following table sets forth, for the periods indicated, the high and low last sale price per share for the Common Stock, as reported on The Nasdaq Stock Market.

                                                                              HIGH       LOW
                                                                             ------     ------
1993
  First Quarter............................................................  $19.00     $16.00
  Second Quarter...........................................................   21.25      17.25
  Third Quarter............................................................   20.00      18.25
  Fourth Quarter...........................................................   20.25      16.88
1994
  First Quarter............................................................  $19.50     $17.00
  Second Quarter...........................................................   20.75      18.00
  Third Quarter............................................................   22.75      19.50
  Fourth Quarter...........................................................   21.75      19.50
1995
  First Quarter............................................................  $22.50     $20.25
  Second Quarter...........................................................   24.50      21.50
  Third Quarter (through August 2, 1995)...................................   24.25      23.25

     On August 2, 1995, the last sale price of the Common Stock as reported on The Nasdaq Stock Market was $23.75 per share. As of August 2, 1995, there were approximately 923 holders of record of the Common Stock.

                                DIVIDEND POLICY

     Cash dividends of $.10 per share were paid to shareholders on February 19, 1994, May 20, 1994 and August 19, 1994, and cash dividends of $.12 per share were paid to shareholders on November 18, 1994, February 17, 1995 and May 19, 1995. The Company intends to continue paying quarterly dividends, subject to declaration by the Board of Directors. The Board of Directors has declared a dividend of $.12 per share, payable on August 18, 1995, and has established August 3, 1995 as the record date for determining shareholders of the Company entitled to receive the dividend.

     Purchasers of Common Stock in this offering will not receive the quarterly dividend payable on August 18, 1995.

                                 CAPITALIZATION

     The table below sets forth the unaudited capitalization of the Company as of June 30, 1995. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto which appear elsewhere in this Prospectus.

                                                                                 JUNE 30, 1995
                                                                                 --------------
                                                                                 (IN THOUSANDS)
Long-term debt, including current portion of $1,420,000(1).....................     $  9,619
                                                                                    ---------
Shareholders' equity:
  Common stock.................................................................          867
  Additional paid-in capital...................................................        2,403
  Retained earnings............................................................       40,704
  Net unrealized appreciation of available for-sale securities.................        5,304
                                                                                   ---------
          Total shareholders' equity...........................................       49,278
                                                                                   ---------
Total capitalization...........................................................     $ 58,897
                                                                                   =========

- ---------------

(1) Of the $1,420,000 current portion, $1,000,000 was paid on August 1, 1995.

                      SELECTED CONSOLIDATED FINANCIAL DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

     The selected consolidated financial data presented below as of and for the years ended December 31, 1990 through 1994, have been derived from the Consolidated Financial Statements of the Company audited by Ernst & Young LLP. The selected consolidated financial data presented below as of and for the six months ended June 30, 1994 and 1995, are derived from the unaudited consolidated financial statements of the Company. The operating results for the six months ended June 30, 1995 are not necessarily indicative of the results that may be expected for the full year. In the opinion of the Company, the unaudited consolidated financial statements include all adjustments (consisting of normal recurring accruals and the adjustment described in Note 3 below) necessary for a fair presentation of the information set forth herein. The data set forth below should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Effective March 1, 1995, the Company acquired Insurance West by merger. The merger has been accounted for as a pooling-of-interests and, accordingly, the Company's financial statements have been restated for all periods prior to the merger. See Note 2 of the Notes to Consolidated Financial Statements.

                                                                                                             SIX MONTHS
                                                                YEAR ENDED DECEMBER 31,                    ENDED JUNE 30,
                                                  ----------------------------------------------------   -------------------
                                                    1990       1991       1992       1993       1994       1994       1995
                                                  --------   --------   --------   --------   --------   --------   --------
                                                                                                             (UNAUDITED)
INCOME STATEMENT DATA:
Commissions and fees(1).........................  $ 80,202   $ 81,879   $ 88,276   $ 94,420   $ 95,852   $ 48,137   $ 50,803
Investment income(2)............................     2,049      2,954      2,439      2,061      5,126      3,488      1,856
Other income....................................       361        419        793      1,340        602        238        330
                                                  --------   --------   --------   --------   --------   --------   --------
Total revenues(1)(2)............................    82,612     85,252     91,508     97,821    101,580     51,863     52,989
                                                  --------   --------   --------   --------   --------   --------   --------
Employee compensation and benefits(1)...........    44,633     45,872     51,456     52,699     52,554     26,315     28,051
Other operating expenses(1)(4)..................    22,287     21,812     25,159     25,930     22,848     11,919     11,692
Interest and amortization.......................     5,996      6,761      6,575      6,145      5,592      2,854      2,418
                                                  --------   --------   --------   --------   --------   --------   --------
Total expenses(1)(4)............................    72,916     74,445     83,190     84,774     80,994     41,088     42,161
                                                  --------   --------   --------   --------   --------   --------   --------
Income before income taxes and loss from
  discontinued operations.......................     9,696     10,807      8,318     13,047     20,586     10,775     10,828
Income taxes(3).................................     3,667      4,122      4,180      4,929      7,067      4,132      3,717
                                                  --------   --------   --------   --------   --------   --------   --------
Income from continuing operations(2)(3)(4)......     6,029      6,685      4,138      8,118     13,519      6,643      7,111
Loss from discontinued operations(5)............       190        805      1,580         --         --         --         --
                                                  --------   --------   --------   --------   --------   --------   --------
Net income(2)(3)(4).............................  $  5,839   $  5,880   $  2,558   $  8,118   $ 13,519   $  6,643   $  7,111
                                                  ========   ========   ========   ========   ========   ========   ========
PER SHARE DATA:
Income per share from continuing
  operations(2)(3)(4)...........................  $    .71   $    .80   $    .48   $    .95   $   1.56   $    .77   $    .82
Loss per share from discontinued
  operations(5).................................       .02        .10        .18         --         --         --         --
                                                  --------   --------   --------   --------   --------   --------   --------
Net income per share(2)(3)(4)...................  $    .69   $    .70   $    .30   $    .95   $   1.56   $    .77   $    .82
                                                  ========   ========   ========   ========   ========   ========   ========
Cash dividends per common share.................  $    .32   $    .32   $    .40   $    .40   $    .42   $    .20   $    .24
Weighted average number of shares outstanding...     8,431      8,389      8,569      8,571      8,670      8,615      8,696
OPERATING DATA:
Ratio of employee compensation and benefits to
  total revenues(6).............................      54.0%      53.8%      56.2%      53.9%      52.9%      53.0%      52.9%
Ratio of other operating expenses to total
  revenues(6)...................................      27.0%      25.6%      27.5%      26.5%      23.0%      24.0%      22.1%
Ratio of income before income taxes to total
  revenues(6)...................................      11.7%      12.7%       9.1%      13.3%      20.7%      21.7%      20.4%
Revenue per employee(6)(7)......................  $ 75,102   $ 79,452   $ 82,365   $ 97,626   $ 99,895   $ 48,372   $ 53,363

                                                                  DECEMBER 31,                               JUNE 30,
                                              ----------------------------------------------------     ---------------------
                                                1990       1991       1992       1993       1994         1994         1995
                                              --------   --------   --------   --------   --------     --------     --------
                                                                                                            (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................  $ 20,485   $ 18,740   $ 18,806   $ 27,132   $ 23,185     $ 29,876     $ 33,208
Premiums and commissions receivable, net....    50,365     47,686     59,478     54,308     56,784       49,642       46,760
Total assets................................   122,393    117,156    129,143    134,924    140,980      135,780      141,560
Premiums payable to insurance companies.....    64,822     52,030     62,421     67,078     63,195       62,537       59,280
Long-term debt..............................    15,276     19,254     18,870     17,637      7,430       12,933        8,199
Shareholders' equity(8).....................    17,561     22,039     21,232     27,246     44,106       37,721       49,278

- ---------------

(1) See Note 3 of the Notes to Consolidated Financial Statements for information regarding business purchase transactions that affect the comparability of this information.
(2) During the first quarter of 1994 the Company sold 150,000 shares of its investment in the common stock of Rock-Tenn Company, resulting in a gain of $2,185,000 and an after-tax gain of $1,342,000, or $.16 per share.
(3) During the third quarter of 1994 the Company reduced its general tax reserves by $700,000, or $.08 per share, as a result of a settlement agreement with the Internal Revenue Service on certain outstanding examination issues. During the six months ended June 30, 1995, the Company reduced its general tax reserves by $450,000, or $.05 per share, as a result of settling the remaining Internal Revenue Service examination issues. See Note 9 of the Notes to Consolidated Financial Statements.
(4) Results of operations for 1992 and 1993 were negatively affected by expenses related to the Merger. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(5) Losses from discontinued operations were associated with the Company's risk-bearing operation which was discontinued in 1988. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".
(6) During 1994, the Company sold 150,000 shares of its investment in the common stock of Rock-Tenn Company for $2,314,000, resulting in a gain of $2,185,000. This gain has been excluded from the 1994 computations.
(7) Revenue per employee is based upon the number of full-time equivalent employees at the end of the period.
(8) Shareholders' equity as of June 30, 1994, December 31, 1994, and June 30, 1995 increased $4,910,000, $5,341,000, and $5,304,000, respectively, as a result of the Company's adoption of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," effective January 1, 1994. See
     Note 1 of the Notes to Consolidated Financial Statements.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company's revenues are comprised of commissions paid by insurance companies, fees paid directly by clients, and investment income. Commission revenues generally represent a percentage of the premium paid by the insured and are materially affected by both fluctuations in premium rate levels charged by insurance underwriters and the amount of premiums written by such underwriters. Revenues are also affected by acquisitions, development of new and existing proprietary programs, fluctuations in insured values and in the volume of business from new and existing clients, and general economic and competitive conditions. Contingent commissions may be paid to the Company by insurance carriers based upon the volume and profitability of the business placed with such carriers by the Company, and are generally received in the first quarter of each fiscal year. In each of the last three years, contingent commissions have totalled less than 3.5% of total revenues.

     Fee revenues are substantially generated by the Service Division of the Company, which offers administration and benefit consulting services primarily in the workers' compensation and employee benefit self-insurance markets. Florida's legislative reform of workers' compensation insurance, as well as certain market factors, have resulted in increased competition in this service sector. In response to the increased competition, the Company has offered value-added services that enabled it to maintain 1994 fee revenues at a level consistent with that recognized in 1993. For the past several years, service fee revenues have ranged from 10.0% to 11.1% of total commissions and fees.

     Investment income consists principally of gains and losses from sales of investments of primarily fixed-income securities (other than the Company's investment in Rock-Tenn Company ["Rock-Tenn"]), as well as interest earnings on premiums and advance premiums collected and not immediately remitted to insurance carriers. The Company's policy is to invest its funds in high-quality, fixed-income investment securities.

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under these new rules, debt securities that the Company has both the positive intent and ability to hold to maturity would be classified as "held-to-maturity" securities and would be reported at amortized cost. Marketable equity securities and debt securities not classified as held-to-maturity are classified as "available-for-sale." Available-for-sale securities are reported at fair value, with unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Application of these new rules resulted in a net increase of $5,341,000 and $5,304,000 in shareholders' equity as of December 31, 1994 and June 30, 1995, respectively, relating principally to the 509,064 shares of Rock-Tenn owned by the Company.

     Insurance premiums are established by insurance companies based upon many factors, none of which is controlled by the Company. Beginning in 1986 and continuing into 1995, revenues have been adversely influenced by a consistent decline in premium rates resulting from intense competition among property and casualty insurers for market share.

     The Company's revenues have continued to grow through initiatives to generate new business and through development of new products, markets and services. Coupled with this revenue growth, expenses were curtailed in 1994, primarily as a result of operational efficiencies realized from the Merger, as well as significant repayments of debt, which have reduced interest expense.

     Effective March 1, 1995, the Company acquired Insurance West by merger. This merger has been accounted for as a pooling-of-interests and, accordingly, the Company's financial statements have been restated for all periods prior to the merger.

     The following discussion and analysis regarding results of operations and liquidity and capital resources should be considered in conjunction with the accompanying consolidated financial statements and related notes.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994

     Commissions and Fees. Commissions and fees for the six months ended June 30, 1995 were $50,803,000 compared to $48,137,000 for the same period in 1994, a
6% increase. The increase is attributable to an increase in contingent commissions of $919,000, revenues from acquired agencies of $914,000, and the remainder primarily to new business production.

     Investment Income. Investment income for the six months ended June 30, 1995 declined $1,632,000 from the same period in 1994. This decline is related primarily to the $2,185,000 gain realized from the sale of approximately 23% of the Company's investment in the common stock of Rock-Tenn that occurred in March 1994. Excluding this gain, investment income during the first six months of 1995 increased by $553,000, or 42%, over the same period in 1994. The increase in investment income after excluding the gain from the Rock-Tenn stock sale is due to increased available funds, the implementation of a consolidated cash management program that has resulted in improved earnings on cash and cash equivalents, and increased interest rates. The Company continues to own 509,064 shares of common stock of Rock-Tenn and has no current plans to sell these shares.

     Other Income. Other income consists primarily of gains and losses from the sale and disposition of assets. Other income increased approximately $92,000 for the six months ended June 30, 1995 over the same period in 1994.

     Employee Compensation and Benefits. Compensation and employee benefits increased 6.6% during the six months ended June 30, 1995 over the same period in 1994. This increase is due primarily to additional commission expense as a result of the increased commission and fee revenues and the addition of $542,000 of expenses resulting from the accelerated vesting of benefits under certain terminated deferred compensation arrangements. Compensation and employee benefits as a percentage of commissions were generally consistent between the 1995 and 1994 periods. As of June 30, 1995, the Company had 993 full-time equivalent employees compared to 1,027 at June 30, 1994.

     Other Operating Expenses. Other operating expenses for the six months ended June 30, 1995 declined $227,000 from the same period in 1994 and declined as a percentage of commissions and fees from 24.8% to 23.0%. This decline is due primarily to continued improvements in operational efficiencies.

     Interest and Amortization. Interest and amortization expense declined $436,000 during the six months ended June 30, 1995 from the same period in 1994. This decline is primarily as attributable to lower average borrowings.

     Income Taxes. The Company's effective tax rate for the six-month period ended June 30 declined from 38.3% in 1994 to 34.3% in 1995. The decline in the effective tax rate is primarily the result of a $450,000 reduction in the Company's income tax reserves during the first quarter of 1995 due to the favorable tax settlement in March 1995 of the remaining outstanding Internal Revenue Service ("IRS") examination assessments protested by the Company, as described below. The Company's effective tax rate excluding this $450,000 tax reduction is 38.5%.

     Net Income Summary. Net income for the six months ended June 30, 1995 was $7,111,000, or $.82 per share, as compared to net income of $6,643,000, or $.77 per share, for the same period in 1994. The 1995 earnings per share includes a favorable tax reserve adjustment of $.05 per share resulting from the reduction in general tax reserves stemming from the March 1995 settlement of the Company's remaining IRS examination issues. The 1994 earnings per share includes a $.16 per share gain from the sale of approximately 23% of the Company's investment in common stock of Rock-Tenn. Excluding these items, earnings per share increased from $.61 in 1994 to $.77 in 1995, a 26% increase.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

     Commissions and Fees. Commissions and fees increased 2% in 1994, 7% in 1993 and 8% in 1992. Excluding the effects of acquisitions, commissions and fees would have increased 4% in 1993 compared to a decrease of 2% in 1992. Acquisition activity in 1994 did not have a material impact on commissions and fees.

Although in general, property and casualty insurance premium prices during 1994 remained competitive, there were some increases in premium rates for coastal properties as a result of recent Florida storms, such as Hurricane Andrew, and some increases in insurable exposure units that occurred toward the end of 1994.

     Investment Income. Investment income increased $3,065,000 in 1994 to $5,126,000 compared to a decrease of $378,000 in 1993 to $2,061,000. The 1994 results included a $2,185,000 gain from the sale of approximately 23% of the Company's investment in the common stock of Rock-Tenn. This sale was in conjunction with an initial public offering by Rock-Tenn of its common stock.

     Other Income. During 1994, gains on the sale of customer accounts aggregated $411,000. During 1993, certain customer accounts were sold for an aggregate net gain of $864,000, of which $818,000 related to the sale of two of the Company's retail operations in Tallahassee, Florida and Westlake Village, California. In 1992, customer accounts were sold for $715,000.

     Employee Compensation and Benefits. Employee compensation and benefits remained constant in 1994 compared to an increase of less than 3% in 1993. Without acquisitions, employee compensation and benefits expense remained constant in 1994 and would have decreased less than 1% in 1993. As of December 31, 1994, the Company had 993 full-time equivalent employees compared to 1,002 at the beginning of the year. The impact of the reduction in personnel during 1994 was offset by increases in compensation due to merit raises and production-related increases. The Merger also resulted in a reduction of personnel throughout 1993. This reduction was offset primarily by increases in vacation benefits, operational bonuses, and certain deferred compensation arrangements.

     Other Operating Expenses. Other operating expenses declined 12% in 1994 compared to an increase of approximately 3% in 1993. Without acquisitions, operating expenses would have still declined 12% in 1994 and would have increased less than 1% in 1993. The 1994 decline is primarily attributable to approximately $2,500,000 of costs incurred in 1993 related to the Merger and subsequent improvements in operational efficiencies that resulted in decreases to most other operating expenses. Excluding the $2,500,000 of Merger-related costs, most of the 1993 other operating expenses declined from their 1992 levels. Other operating expenses for 1992 included a $1,538,000 charge for certain costs and uncollectible receivables, of which approximately $800,000 originated from previous acquisitions. In addition, 1992 also included $481,000 of costs incurred in conjunction with the Merger.

     Interest and Amortization. Interest and amortization declined $553,000 and $430,000 or 9% and 7% in 1994 and 1993, respectively, due primarily to a reduction in outstanding debt in 1994 and 1993 and the refinancing of certain debt in 1993 at lower interest rates.

     Income Taxes. The effective rate on income from operations was 34.3% in 1994, 37.8% in 1993 and 50.3% in 1992. The lower effective tax rate in 1994 is primarily due to the effect of recording a $700,000 reduction to the general tax reserves as a result of a settlement agreement with the IRS on certain outstanding examination issues, as described below. The higher effective rate in 1992 was primarily due to non-deductible amortization of certain intangible assets, establishment of additional general tax reserves related to the IRS examinations, and a taxable gain differential on a building sale relating to an acquisition in 1990.

     In 1992, the IRS completed examinations of the Company's federal income tax returns for tax years 1988, 1989 and 1990. As a result of these examinations, the IRS issued Reports of Proposed Adjustments asserting income tax deficiencies which, by including interest and state income taxes for the periods examined and the Company's estimates of similar adjustments for subsequent periods through December 31, 1993, would total $6,100,000. The disputed items related primarily to the deductibility of amortization of purchased customer accounts of approximately $5,107,000 and non-compete agreements of approximately $993,000. In addition, the IRS's report included a dispute regarding the time at which the Company's payments made pursuant to certain indemnity agreements would be deductible for tax reporting purposes. During 1994, the Company reached a settlement agreement with the IRS with respect to certain of the disputed amortization items and the indemnity agreement payment issue. This settlement reduced the total remaining asserted income tax deficiencies to approximately $2,800,000 as of December 31, 1994. In March 1995, the Company reached an agreement with the IRS on the remaining unsettled items.

     Discontinued Operations. In 1992, the Company recorded a significant charge of $1,580,000, or $0.18 per share, relating to discontinued operations. This charge was associated with the Company's risk-bearing operation, Whiting National Insurance Company ("Whiting"), which was discontinued in 1988. The charge resulted primarily from a re-evaluation of the Company's expected recoveries associated with its indemnity of a reinsurance agreement and, to a lesser extent, from a strengthening of reserves for that indemnity.

     The Company had historically estimated that certain recoveries related to the indemnity were available to it from the insolvency of Whiting, placed in liquidation in 1988. While none of the underlying facts had changed, the activity associated with the liquidation of Whiting had proceeded more slowly than anticipated, making realization of those recoveries uncertain. The elimination of those recoveries accounts for approximately three-fourths of the discontinued operations charge. In addition, the Company bolstered reserves associated with the underlying indemnity obligations, further increasing the charge. These reserves are expected to be settled over many years and do not require any immediate significant cash outlays.

     Management currently expects that the existing reserves will be sufficient to provide for its responsibility under the indemnity agreement. Accordingly, management believes that the Company's future operating results and financial position will not be materially affected by this indemnity.

     Net Income Summary. The Company's net income was $13,519,000 in 1994, $8,118,000 in 1993, and $2,558,000 in 1992. The Company's net income per share was $1.56, $0.95, and $0.30 in 1994, 1993 and 1992, respectively. Net income per share was affected by discontinued operation charges of $0.18 in 1992. The 1994 net income includes a net after-tax gain of approximately $1,342,000, or $.16 per share, from the Company's sale of part of its investment in Rock-Tenn. The 1994 net income was also positively impacted by $.08 per share as a result of a favorable settlement of part of the Company's IRS examination and the related reduction in general tax reserves (see "Income Taxes"). Excluding these items, net income in 1994 increased $.38 per share, primarily as a result of an increase in commissions and fees of approximately 2% and a decrease in expenses of approximately 4%.

LIQUIDITY AND CAPITAL RESOURCES

     The Company utilizes cash provided by operating activities to finance acquisitions, purchase fixed assets, repay indebtedness, and pay dividends.

     During the year ended December 31, 1994, and the six months ended June 30, 1995, the Company's operating activities provided $10,396,000 and $14,802,000 of cash, respectively. During those same periods, the Company used $339,000 and $2,498,000, respectively, in investing activities primarily for purchases of fixed assets and businesses. During fiscal 1994 and the six months ended June 30, 1995, the Company used $14,004,000 and $2,281,000, respectively, of cash for financing activities, representing principally the repayment of long-term debt and notes payable and the payment of cash dividends.

     The Company uses its cash and cash equivalents and credit facilities to fund its day-to-day cash requirements. The Company's cash and cash equivalents were $23,185,000 and $33,208,000 at December 31, 1994 and June 30, 1995,
respectively.

     The Company has a credit agreement with CNA under which $7,000,000 (the maximum amount available for borrowings) was borrowed at June 30, 1995 at an interest rate equal to the prime lending rate plus one percent. The amount available under this facility will decrease by $1,000,000 each August through the year 2001, when it will expire. On August 1, 1995, the Company made a mandatory $1,000,000 payment, reducing the outstanding balance to $6,000,000. See "Risk Factors -- Reliance on Significant Underwriter."

     In November 1994, the Company entered into a revolving credit facility with a national banking association that provides for borrowings of up to $10,000,000. On borrowings under this facility of less than $1,000,000, the interest rate is the higher of the prime rate or the federal funds rate plus
 .50%. On borrowings under this facility equal to or in excess of $1,000,000, the interest rate is LIBOR plus .50% to 1.25%, depending on certain financial ratios. A commitment fee is assessed in the amount of .25% per annum on the unused balance. The facility expires in November 1997. No borrowings were outstanding against this line of credit as of June 30, 1995. Borrowings would be secured by substantially all of the assets of the Company, subject to existing or permitted liens.

     The Company believes that its existing cash, cash equivalents, short-term investments, funds generated from operations, and available credit facility borrowings are sufficient to satisfy its normal financial needs for the near term. The Company's current ratio was 1.10 to 1.0, 1.03 to 1.0 and .97 to 1.0, as of December 31, 1994, 1993, and 1992, respectively. The increase in the ratio at December 31, 1994 was primarily the result of lower premiums payable to insurance companies, lower accounts payable and accrued expenses and less outstanding current portion of long-term debt at year end. The increase in the ratio at December 31, 1993 as compared to December 31, 1992 was primarily the result of higher net cash flows from operations. Premiums payable to insurance companies generally exceed the amount of premiums receivable from customers because of the Company's billing and collection practices and its agreed payment period terms with insurance companies.

                                  THE COMPANY

     The Company is the largest insurance agency headquartered in the southeastern United States and the twelfth largest insurance agency in the country, based on total revenues, as reported in Business Insurance, an industry trade publication. The Company is a diversified insurance brokerage and agency that markets and sells primarily property and casualty insurance products and services to its clients. Because the Company does not engage in underwriting activities, it does not assume underwriting risks. Instead, it acts in an agency capacity to provide its customers with targeted, customized risk management products.

     The Company is compensated for its services by commissions paid by insurance companies and fees for administration and benefit consulting services. The commission is usually a percentage of the premium paid by an insured. Commission rates generally depend upon the type of insurance, the particular insurance company, and the nature of the services provided by the Company. In some cases, a commission is shared with other agents or brokers who have acted jointly with the Company in a transaction. The Company may also receive from an insurance company a contingent commission that is generally based on the profitability and volume of business placed with it by the Company over a given period of time. Fees are principally generated by the Service Division, which offers administration and benefit consulting services primarily in the workers' compensation and employee benefit self-insurance markets.

     The Retail Division targets middle-market companies (annual premiums between $50,000 and $500,000), which have historically provided the Company with higher profit margins as compared to large-market companies. The Company believes it derives a competitive advantage from its decentralized management structure. This allows management at the Retail Division's 23 offices to explore new initiatives, respond rapidly to new opportunities, and attract and retain high-quality people. The Retail Division's operations are concentrated in Florida; 70.5% of the division's commissions and fees for the year ended December 31, 1994 was attributable to its Florida offices.

     The Company believes its Program Division is an industry leader in marketing specially designed proprietary professional liability, property, casualty, and life and health insurance programs to members of various professional and trade groups. The professional groups targeted by the Company's Program Division include dentists, attorneys, physicians, optometrists and opticians. Targeted trade groups include wholesalers, used auto dealers, and towing operators. The Program Division typically tailors an insurance product to the needs of a particular professional or trade group, negotiates policy forms, coverages and premium rates with an insurance company and, in certain instances, secures the formal or informal endorsement of the product by a professional or trade association. Policies are sold primarily through a national network of approximately 270 non-affiliated independent agencies, representing approximately 2,000 independent agents.

     The Company was organized in 1959 and prior to the Merger operated as P&A. On April 28, 1993, a subsidiary of P&A merged with B&B, and the name of the Company was changed to Poe & Brown, Inc. The primary objectives of the Merger were to combine P&A's historically strong program operations with B&B's comparatively high-margin retail operations and to obtain certain synergies as a result of the combination. William F. Poe resigned as the Chief Executive Officer of the Company following the Merger, and J. Hyatt Brown, the President of B&B, became the President and Chief Executive Officer of the Company and its largest shareholder. In August 1994, William F. Poe resigned as Chairman of the Board of Directors and was succeeded by J. Hyatt Brown. William F. Poe and certain family members and affiliates, all of whom are Selling Shareholders in this Offering, will reduce their aggregate record ownership of the outstanding shares Common Stock from 19.8% to less than 1%, as a result of this Offering (assuming exercise of the Underwriters' over-allotment option). See "Principal and Selling Shareholders." William F. Poe and his brother, Charles W. Poe, serve as directors of the Company, but are not involved in management. William F. Poe, Jr. is employed as an insurance agent with the Company and serves as a director, but is not involved in management of the Company.

                                    BUSINESS

INDUSTRY OVERVIEW

     Premium pricing within the property and casualty insurance underwriting industry has been cyclical and has displayed a high degree of volatility based on prevailing economic and competitive conditions. Since the mid-1980s, the property and casualty insurance industry has been in a "soft market" during which the underwriting capacity of insurance companies expanded, stimulating an increase in competition and a decrease in premium rates and related commissions and fees. Significant reductions in premium rates occurred during the years 1987 through 1989 and continue, although to a lesser degree, through the present. The effect of the softness in rates on the Company's revenues has been somewhat offset by the Company's acquisitions and new business programs. The Company cannot predict the timing or extent of premium pricing changes due to market conditions or their effect on the Company's operations in the future, but believes that the "soft market" conditions will continue into 1996.

     In recent years, risk-bearing insurance companies have sought greater operating efficiencies by reducing their agent sales forces. The Company expects that large underwriters will continue to outsource the production of premium revenue to non-affiliated insurance agents, and the Company intends to continue to capitalize on this trend. See "Risk Factors -- Industry Risks."

BUSINESS OVERVIEW

     The Company's activities are conducted in 17 locations throughout Florida, and in 10 additional locations in Arizona, California, Colorado, Connecticut, Georgia, New Jersey, North Carolina, Pennsylvania, and Texas.

     The Company's business is divided into four divisions: (i) the Retail Division; (ii) the Program Division; (iii) the Service Division; and (iv) the Brokerage Division. The Retail Division is composed of Company employees in 23 offices that market and sell a broad range of insurance products to insureds. The Program Division works with underwriters to develop proprietary insurance programs for specific niche markets. These programs are marketed and sold primarily through approximately 270 non-affiliated independent agencies, representing approximately 2,000 independent agents throughout the United States. The Company receives an override on the commissions generated by these independent agencies. The Service Division provides insurance-related services such as third-party administration and consultation for workers' compensation and employee benefit self-insurance markets. The Brokerage Division markets and sells excess and surplus commercial insurance primarily through non-affiliated independent agents.

     The following table sets forth a summary of (i) the commission and fee revenues realized from each of the Company's operating divisions for each of the three years in the period ended December 31, 1994 and for the six months ended June 30, 1994 and 1995 (in thousands of dollars), and (ii) the percentage of the Company's total commission and fee revenues represented by each division for each of such periods:

                                                                                                   SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                                 JUNE 30,
                                -----------------------------------------------------     ----------------------------------
                                 1992       %       1993       %       1994       %        1994       %       1995       %
                                -------    ----    -------    ----    -------    ----     -------    ----    -------    ----
    Retail Division(1)........  $55,910    63.3%   $58,959    62.4%   $56,018    58.4%    $29,210    60.7%   $30,085    59.2%
    Program Division..........   21,988    24.9%    23,633    25.0%    26,519    27.7%     12,255    25.5%    13,342    26.3%
    Service Division..........    8,816    10.0%    10,166    10.8%    10,643    11.1%      5,173    10.7%     5,303    10.4%
    Brokerage Division........    1,562     1.8%     1,662     1.8%     2,672     2.8%      1,499     3.1%     2,073     4.1%
                                -------    ----    -------    ----    -------    ----     -------    ----    -------    ----
        Total.................  $88,276     100%   $94,420     100%   $95,852     100%    $48,137     100%   $50,803     100%
                                =======    ====    =======    ====    =======    ====     =======    ====    =======    ====

- ---------------

(1) In 1993 and 1994, the Company sold retail offices in Tallahassee, Florida and Westlake Village, California and various other customer accounts. Over half of the decline in Retail Division revenues from 1993 to 1994 is attributable to those dispositions.

BUSINESS STRATEGY

     The Company's objective is to maximize long-term shareholder value by achieving consistent annual revenue growth while maintaining profitability. The Company's strategy to achieve revenue growth is to expand internally in its existing businesses, to create new proprietary products within the Program Division, and to acquire selected independent agencies on an opportunistic basis. The Company expects to continue to capitalize on its strong position in the Florida market and to emphasize its expertise in serving middle-market companies, where the Company has historically achieved higher profit margins.

     The Company's strategy to achieve targeted margin enhancements is based upon consistently superior resource productivity. Elements facilitating such productivity include:

     - Quality Personnel. The Company believes its most important competitive factor is its ability to recruit, train, and retain quality entrepreneurial people who respond to challenges. The Company provides incentives and educational opportunities for its employees at virtually every level of the organization.

     - Decentralized Profit Centers. The Company's four divisions are divided into profit centers based upon office location or specific line of business or service. Each profit center has a manager who maintains responsibility for that profit center's financial results. Each profit center's results therefore depend upon the leadership and creativity of the manager. With the exception of the Program Division, the profit centers are not restricted in their sales efforts by territory or product.

     - Incentive Compensation. To align the interests of profit center managers with those of shareholders, the Company maintains an incentive compensation plan that pays profit center managers annual performance bonuses that are tied directly to each profit center's operating profit margin. These bonuses typically are a significant portion of a profit center manager's total compensation.

LINES OF BUSINESS

  RETAIL DIVISION

     The Retail Division operates through 23 locations in eight states. These locations employ approximately 550 persons, and offer principally property and casualty insurance products. The Company also sells and services a wide range of group and individual life, accident, health, hospitalization, medical and dental insurance products.

     The following table sets forth (i) the total commissions and fees derived by the Retail Division on a state of origination basis for each of the three years in the period ended December 31, 1994, and for each of the six-month periods ended June 30, 1994 and 1995, and (ii) the number of Retail Division offices and agents in each such state as of July 1, 1995:

                                                         DECEMBER 31,               JUNE 30,
                                NUMBER   NUMBER   ---------------------------   -----------------
             STATE(1)           AGENTS   OFFICES   1992      1993      1994      1994      1995
    --------------------------  ------   ------   -------   -------   -------   -------   -------
                                                             (IN THOUSANDS OF DOLLARS)
    Florida...................     88      15     $39,346   $40,706   $39,491   $20,420   $22,564
    Arizona...................     12       1       4,574     4,534     4,555     2,258     2,298
    Texas.....................      8       1       3,811     3,829     3,363     1,787     1,511
    New Jersey................      5       2       3,325     4,047     3,478     2,046     1,496
    California................      5       1       1,799     2,976     2,889     1,568     1,153
    Georgia...................     12       1       2,284     1,862     1,372       688       704
    North Carolina............      4       1         771     1,005       870       443       359
    Pennsylvania(2)...........      5       1           0         0         0         0         0
                                ------     --     -------   -------   -------   -------   -------
              TOTAL...........    139      23     $55,910   $58,959   $56,018   $29,210   $30,085
                                ======   ======   =======   =======   =======   =======   =======

- ---------------

(1) Revenues are classified by state of origination, rather than customer location. Consequently, reported revenues include sales to customers located in other states.
(2) Effective July 1, 1995 the Company acquired Robert Scott Gordon, Inc., based in a suburb of Philadelphia.

     No material part of the Company's retail business depends upon a single customer or a few customers. During 1994, the Company's Retail Division received approximately $365,000 of fees and commissions from Rock-Tenn, the Company's largest single Retail Division customer. Such amount represented less than 1% of the Retail Division's total commission and fee revenues for 1994.

     In connection with the selling and marketing of insurance coverages, the Company provides a broad range of related services to its customers, such as risk management surveys and analysis, consultation in connection with placing insurance coverages and claims processing. The Company believes these services are important factors in securing and retaining customers.

     The Company expects to entertain strategic acquisitions that complement the Company's existing base of retail business. Company profit center managers occasionally alert Company management to acquisition opportunities which they believe to be favorable. All acquisition candidates are evaluated by the acquisition committee of the Company, which reports to the Board of Directors. As opportunities are identified, the Company may engage in discussions with interested parties concerning possible transactions. The Company has evaluated and is evaluating such opportunities and prospects and will continue to do so throughout 1995. The Company cannot predict if any transactions will be consummated, nor the terms or form of consideration that may be required. The Company has historically paid for its acquisitions with cash, although at times it has utilized shares of its Common Stock as consideration, particularly to provide incentives for management of the seller to remain in leadership positions with the Company. See "Risk Factors -- Acquisition Risks."

  PROGRAM DIVISION

     The Program Division tailors an insurance product to the needs of a particular professional or trade group, negotiates policy forms, coverages, and commission rates with an insurance company, and, in certain cases, secures the formal or informal endorsement of the product by an association. The Program Division's programs are marketed and sold primarily through a national network of approximately 270 non-affiliated independent agencies, representing approximately 2,000 independent agents, who solicit customers through advertisements in association publications, direct mailings and personal contact. The Company also markets these products directly in Florida through the Program Division's Professional Services Program. Under agency agreements with the insurance companies that underwrite these programs, the Company usually has authority to bind coverages, subject to established guidelines, to bill and collect premiums and, in some cases, to process claims.

     The Company is committed to ongoing market research and development of new proprietary programs. The Company employs a variety of methods to assess the coverage needs of various professional groups and trade associations to which the Company does not presently offer insurance products. Among other techniques, these methods include interviews with members of prospective professional and trade groups. If the initial market research is positive, the Company studies the existing and potential competition and locates potential carriers for the program. A proposal is then submitted to and negotiated with a selected carrier and, in most instances, a professional or trade association concerning endorsement of the program. New programs are introduced through written communications, personal visits with agents, placements of advertising in trade publications and, where appropriate, participation in trade shows and conventions. Several new programs are currently being reviewed by the Company. There can be no assurance, however, as to whether the Company will be successful in developing any such new programs or what the market reception will be.

     Bruce G. Geer, Executive Vice President of the Company in charge of the Program Division and a member of the Company's Board of Directors, has notified the Company that he will resign as an officer of the Company effective September 1, 1995. Mr. Geer will remain a member of the Company's Board of Directors and will continue to be employed on a part-time basis as a consultant through 1995. Since July 1, 1995, two senior profit center managers in the Program Division have overseen its operations.

     Professional Groups. The professional groups targeted by the Program Division include dentists, attorneys, physicians, and optometrists and opticians. Set forth below is a brief description of the programs offered to these four major professional groups.

     - Dentists: The largest program marketed by the Program Division is a package insurance policy known as the Professional Protector Plan(R), which provides comprehensive coverages for dentists, including practice protection and professional liability. This program was initiated in 1969, is endorsed by more than 25 state dental societies, and is offered in 49 states, the District of Columbia, the Virgin Islands, and Puerto Rico. This program presently insures approximately 37,300 dentists, which the Company believes represents approximately 27% of the eligible practicing dentists within the Company's marketing territories.

     - Lawyers: The Company began marketing lawyers' professional liability insurance in 1973, and the national Lawyer's Protector Plan(R) was introduced in 1983. The program presently insures approximately 38,500 attorneys and is offered in 45 states.

     - Physicians: The Company markets professional liability insurance for physicians, surgeons, and other health care providers through a program known as the Physicians Protector Plan(R). The program was initiated in 1980, is offered in seven states, and insures approximately 4,000 physicians.

     - Optometrists and Opticians: The Optometric Protector Plan(R) was created in 1973 to provide optometrists and opticians with a package of practice and professional liability coverage. This program insures approximately 6,900 optometrists and opticians in all states and Puerto Rico.

     The professional group programs described above are underwritten predominantly through CNA. The Company and CNA are parties to Program Agency Agreements with respect to each of the programs described above. Among other things, these agreements grant the Company the exclusive right to solicit and receive applications for program policies directly and from other licensed agents and to bind and issue such policies and endorsements thereto. In fulfilling its obligations under the agreements, the Company must comply with the administrative and underwriting guidelines established by CNA. The Company must use its best efforts to promote the programs and to solicit and sell program policies. The Company is compensated through commissions on premiums, which vary with respect to insurance product (e.g., workers' compensation, commercial umbrella, package coverage, monoline professional and general liability) and the Company's role in the transaction. The commission to which the Company is entitled may change upon 90 days written notice from CNA. The Program Agency Agreements are generally cancelable by either party on six months' or one year's advance written notice for any reason. An agreement may also be terminated upon breach, by the non-breaching party, subject to certain opportunities to cure the breach.

     The Company believes its relationship with CNA is excellent and that CNA is committed to the programs administered by the Company. However, should CNA become unable or unwilling to continue underwriting such programs, the Company does not believe it would encounter difficulty replacing CNA as the underwriter of the business, although some additional expense and loss of market share would at least initially result. See "Risk Factors -- Reliance On Significant Underwriter."

     Commercial. The Program Division's Towing Operators Protector Plan(R) was introduced in 1993 and currently provides specialized insurance products to tow-truck operators in 19 states. The Automobile Dealers Protector Plan(R) insures used car dealers, not affiliated with manufacturers, in Florida through a program endorsed by the Florida Independent Auto Dealers Association. In 1994, this Plan expanded into six additional states, and currently insures approximately 2,200 dealers in seven states. This program is underwritten by TIG Insurance Company.

     Health Care Insurers, Inc. ("HCI"), a wholly owned subsidiary of the Company located in Colorado Springs, Colorado, was created in 1989 to market and sell professional liability and property coverages to hospitals, laboratories, nursing homes, medical groups, and clinics. HCI currently represents 160 clients in ten states.

     The Insurance Administration Center ("IAC") became a wholly owned subsidiary of the Company in 1989. IAC was founded in 1962 to serve as insurance consultant to the National Association of Wholesaler-Distributors ("NAW") and, through NAW, NAW's industry associations, which have a total of approximately 40,000 members. IAC currently serves NAW members as a third-party administration facility for life and health coverages, and markets and sells various employee benefits, property, and casualty insurance products to NAW members.

     IAC's third-party administration services include billing, premium accounting, eligibility, enrollment, claims payments, and financial reporting, and IAC currently processes claims for approximately 350 employers associated with NAW in a program for which New York Life Insurance Company is the lead underwriter. Since April 1995, IAC's property and casualty offerings have been principally underwritten by General Accident Insurance Company. Prior to that time, they were principally underwritten by CIGNA.

     Revenue Breakdown Among Programs. The table below contains a breakdown of the total commission and fee revenues attributable to each of the Program Division's programs for each of the three years in the period ended December 31, 1994, and for each of the six-month periods ended June 30, 1994 and 1995:

                                                   DECEMBER 31,                  JUNE 30,
                                           -----------------------------    ------------------
                   PROGRAM                  1992       1993       1994       1994       1995
    -------------------------------------  -------    -------    -------    -------    -------
                                                             (IN THOUSANDS)
    Lawyers Protector Plan...............  $ 5,019    $ 6,529    $ 7,839    $ 3,701    $ 4,418
    Professional Protector Plan..........    7,964      8,133      8,337      3,664      3,757
    Automobile Dealers Protector Plan....    1,032      1,225      1,420        720      1,393
    IAC-Employee Benefits................    2,358      2,018      2,193      1,055      1,113
    Physicians Protector Plan............    2,859      2,936      2,913      1,231      1,043
    Professional Services Program........        0        372        932        465        445
    Health Care Insurers, Inc............      834        712        755        291        430
    Optometric Protector Plan............      747        687        886        488        417
    Towing Operators Protector Plan......        0         86        154         56        212
    National Association of Wholesaler
      Distributors -- Property &
      Casualty...........................    1,175        935      1,090        584        114
                                           -------    -------    -------    -------    -------
              TOTAL......................  $21,988    $23,633    $26,519    $12,255    $13,342
                                           =======    =======    =======    =======    =======

  SERVICE DIVISION

     The Service Division consists of two separate components: (i) insurance and related services as a third-party administrator ("TPA") for employee health and welfare benefit plans, and (ii) insurance and related services providing comprehensive risk management and third-party administration to self-funded workers' compensation plans.

     In connection with its employee benefit plan administrative services, the Service Division provides TPA services, including benefit consulting, benefit plan design and costing, arrangement for the placement of stop-loss insurance and other employee benefit coverages, and settlement of claims. The Service Division provides utilization management services such as pre-admission review, concurrent/retrospective review, pre-treatment review of certain non-hospital treatment plans, and medical and psychiatric case management. In addition to the administration of self-funded health care plans, the Service Division offers administration of flexible benefit plans, including plan design, employee communication, enrollment and reporting. The Service Division's workers' compensation TPA services include risk management services such as loss control, claim administration, access to major reinsurance markets, cost containment consulting, and services for secondary disability and subrogation recoveries.

     The Service Division provides workers' compensation TPA services for approximately 2,000 employers representing more than $1.7 billion of employee payroll. The Service Division's largest workers' compensation contract represents approximately 71% of the Company's workers' compensation TPA revenues, or 5% of the Company's total commission and fee revenues. This contract expires December 31, 1995; negotiations to renew it are in process.

     The total revenues derived by the Service Division for the three years ended December 31, 1992, 1993 and 1994 were $8,816,000, $10,166,000 and
$10,643,000, respectively, and for the six-month periods ended June 30, 1994 and 1995 were $5,173,000 and $5,303,000, respectively. The Service Division has five agents located in two offices in Florida.

  BROKERAGE DIVISION

     The Brokerage Division markets excess and surplus lines and specialty insurance products to the Company's Retail Division, as well as other retail agencies throughout Florida and the Southeast. The Brokerage Division represents various U.S. and U.K. surplus lines companies and is also a Lloyd's of London correspondent. In addition to surplus lines carriers, the Brokerage Division represents admitted carriers for smaller agencies that do not have access to large insurance carrier representation. Excess and surplus products include commercial automobile, garage, restaurant, builder's risk and inland marine lines. Difficult-to-insure general liability and products liability coverages are a specialty, as is excess workers' compensation. Retail agency business is solicited through mailings and direct contact with retail agency representatives. The total revenues derived by the Brokerage Division's two offices (both in Florida) for the three years ended December 31, 1992, 1993 and 1994 were $1,562,000, $1,662,000 and $2,672,000, respectively, and for the six-
month periods ended June 30, 1994 and 1995 were $1,499,000 and $2,073,000, respectively. Effective July 1, 1995, the Company acquired Roehrig Flood & Associates, Inc., an excess and surplus lines broker located in St. Petersburg, Florida.

EMPLOYEES

     As of June 30, 1995, the Company had 993 full-time equivalent employees. The Company has contracts with its sales employees that include provisions restricting their right to solicit the Company's customers after termination of employment with the Company. The enforceability of such contracts varies from state to state depending upon state statutes, judicial decisions, and factual circumstances. The majority of these contracts are terminable by either party; however, the agreements not to solicit the Company's customers continue generally for a period of at least three years after employment termination.

     None of the Company's employees is represented by a labor union, and the Company considers its relations with its employees to be satisfactory.

COMPETITION

     The insurance agency business is highly competitive, and numerous firms actively compete with the Company for customers and insurance carriers. Although the Company is the largest insurance agency headquartered in Florida, a number of firms with much greater resources and market presence than the Company compete with the Company in Florida and elsewhere. This situation is particularly pronounced outside Florida. Competition in the insurance business is largely based on innovation, quality of service, and price. A number of insurance companies are engaged in the direct sale of insurance, primarily to individuals, and do not pay commissions to agents and brokers. To date, such direct writing has had relatively little effect on the Company's operations, primarily because the Company's Retail Division is commercially oriented.

REGULATION, LICENSING, AND AGENCY CONTRACTS

     The Company or its designated employees must be licensed to act as agents by state regulatory authorities in the states in which the Company conducts business. Regulations and licensing laws vary in individual states and are often complex.

     The applicable licensing laws and regulations in all states are subject to amendment or reinterpretation by state regulatory authorities, and such authorities are vested in most cases with relatively broad discretion as to the granting, revocation, suspension and renewal of licenses. The possibility exists that the Company could be excluded or temporarily suspended from carrying on some or all of its activities in, or otherwise subjected to penalties by, a particular state.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below is certain information, as of July 31, 1995, concerning the Company's directors and executive officers.

                                                                                         YEAR FIRST
                                                                                           BECAME
           NAME                                 POSITIONS                        AGE     A DIRECTOR
- --------------------------  -------------------------------------------------    ---     ----------
J. Hyatt Brown............  Chairman, President, and Chief Executive Officer     58         1993
Kenneth E. Hill...........  Executive Vice President and Director                57         1993
Jim W. Henderson..........  Executive Vice President and Director                49         1993
Bruce G. Geer(1)..........  Executive Vice President and Director                48         1991
William F. Poe(2).........  Director                                             64         1979(3)
Samuel P. Bell, III.......  Director                                             56         1993
Theodore J. Hoepner.......  Director                                             54         1994
Charles W. Poe(2).........  Director                                             66         1958
William F. Poe, Jr.(2)....  Director                                             39         1994(4)
V. C. Jordan, Jr..........  Vice Chairman                                        65           --
                            Vice President, Treasurer, and Chief Financial
Timothy L. Young..........  Officer                                              32           --
Laurel J. Lenfestey.......  Vice President, Secretary, and General Counsel       36           --

- ---------------

(1) Mr. Geer has resigned as Executive Vice President, effective September 1, 1995. He is expected to continue to serve as a director following his resignation and to be employed on a part-time basis as a consultant through 1995.
(2) William F. Poe and Charles W. Poe are brothers, and William F. Poe, Jr. is the son of William F. Poe.
(3) In 1974, Mr. Poe resigned when he was elected Mayor of the City of Tampa. At the expiration of his term as Mayor in 1979, Mr. Poe was reappointed to the Board.
(4) Mr. Poe, Jr. was a director of the Company from April 1991 through April 1993, when he resigned as part of the Merger. Mr. Poe, Jr. was re-elected to the Board in January.

     J. HYATT BROWN. Mr. Brown has been the President and Chief Executive Officer of the Company since April 1993, and the Chairman of the Board of Directors since August 1994. Mr. Brown has been President and Chief Executive Officer of B&B, now a subsidiary of the Company, since 1961. He was a member of the Florida House of Representatives from 1972 to 1980, and Speaker of the House from 1978 to 1980. Mr. Brown serves as Vice Chairman of the Florida Residential Property and Casualty Joint Underwriting Association, as a director of SunTrust Banks, Inc., Sun Bank of Volusia County, Inc., International Speedway Corporation, The FPL Group, Inc., BellSouth Corporation, and Rock-Tenn and as a Trustee of Stetson University.

     KENNETH E. HILL. Mr. Hill has been an Executive Vice President of the Company since April 1993. He has served as Executive Vice President of B&B since 1981.

     JIM W. HENDERSON. Mr. Henderson served as Senior Vice President of the Company since April 1993, and was elected an Executive Vice President in January of 1995. He has served as Senior Vice President of B&B since 1989. He also served as Chief Financial Officer of B&B from 1985 through 1989.

     BRUCE G. GEER. Mr. Geer has been an Executive Vice President of the Company since December 1984. He also served as Chief Financial Officer from 1982 to 1988. Mr. Geer has resigned as Executive Vice President, effective September 1, 1995, but will continue to be employed on a part-time basis as a consultant through 1995.

     WILLIAM F. POE. Mr. Poe has been a director of the Company since prior to 1979. He is currently the President of Poe Investments, Inc., a private investment company. From November 1979 until August 1994, he was the Chairman of the Board of Directors of the Company, and from November 1979 until April 1993, he was the Company's Chief Executive Officer. Mr. Poe is a director of Fort Brooke Corporation of Florida, a holding company that owns the Fort Brooke Bank of Florida.

     SAMUEL P. BELL, III. Mr. Bell has been a director of the Company since 1993. He is a shareholder and the managing partner of the law firm of Cobb Cole & Bell. He has served as counsel to B&B since 1964. Mr. Bell was a member of the Florida House of Representatives from 1974 to 1988.

     THEODORE J. HOEPNER. Mr. Hoepner has been a director of the Company since April 1994. He has been the Chairman of the Board, President, and Chief Executive Officer of SunBank, N.A. since 1990. From 1983 through 1990, he was the Chairman of the Board and Chief Executive Officer of SunBank/Miami, N.A. Mr. Hoepner has been elected Chairman of the Board, President, and Chief Executive Officer of SunBanks, Inc. effective September 1, 1995.

     CHARLES W. POE. Mr. Poe has been a director of the Company since 1958. He has been the President of Poe Industries, Inc., a private investment company, since December 1990. Mr. Poe was the President and principal owner of City Ready Mix Co. from January 1972 through December 1990. Mr. Poe is also a director of Fort Brooke Corporation of Florida, a holding company that owns the Fort Brooke Bank of Florida.

     WILLIAM F. POE, JR. Mr. Poe has been a director of the Company since January 1994, and also served as a director from 1991-1993. He has been Assistant Vice President of the Company since 1988, serving principally as an insurance agent.

     V. C. JORDAN, JR. Mr. Jordan has been Vice Chairman of the Company since April 1993, serving on the advisory board to the Board of Directors. He was President of the Company from November 1983 to April 1993.

     TIMOTHY L. YOUNG. Mr. Young has been Vice President and Chief Financial Officer of the Company since April 1994, and Treasurer since March 1994. He was Vice President of Finance for Concord Resorts from October 1992 through December 1993. From August 1990 through October 1992, he was Chief Financial Officer of Quest Entertainment, Inc., and from January 1990 through August 1990, he was Director of Accounting for George E. Warren, Inc. For more than three years prior thereto, Mr. Young was an accountant with Coopers & Lybrand.

     LAUREL J. LENFESTEY. Ms. Lenfestey has been Vice President, Secretary, and General Counsel of the Company since January 1994. She was a partner of the law firm of Holland & Knight from January 1991 through December 1993, and for more than three years prior thereto, she was an associate with Holland & Knight.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's outstanding Common Stock as of July 26, 1995 and after the consummation of the Offering by: (i) each of the Company's directors and executive officers (including certain Selling Shareholders); (ii) all executive officers and directors of the Company as a group; (iii) each person known by the Company to own beneficially more than 5% of the Company's Common Stock; and (iv) each of the other Selling Shareholders (assuming exercise of the Underwriters' over-allotment option). As of July 26, 1995, the Company had outstanding 8,662,686 shares of Common Stock, entitled to one vote per share.

                                                 SHARES BENEFICIALLY                 SHARES BENEFICIALLY
                                                 OWNED PRIOR TO THE                    OWNED AFTER THE
                                                   OFFERING(2)(3)        SHARES           OFFERING
                                                 -------------------   OFFERED FOR   -------------------
              NAME AND ADDRESS(1)                 NUMBER     PERCENT     SALE(4)      NUMBER     PERCENT
- -----------------------------------------------  ---------   -------   -----------   ---------   -------
                                         DIRECTORS AND OFFICERS
J. Hyatt Brown(5)..............................  1,991,210     23.0%          --     1,991,210     23.0%
Samuel P. Bell, III............................      1,000        *           --         1,000        *
  Cobb Cole & Bell
  131 N. Gadsden Street
  Tallahassee, FL 32301
Bruce G. Geer..................................     95,317      1.1%          --        95,317      1.1%
Jim W. Henderson(6)............................     70,407        *           --        70,407        *
Kenneth E. Hill................................      4,032        *           --         4,032        *
Theodore J. Hoepner............................      1,000        *           --         1,000        *
  SunBank, N.A.
  200 S. Orange Avenue
  Orlando, FL 32801
V. C. Jordan, Jr.(7)...........................    124,612      1.4%          --       124,612      1.4%
Timothy L. Young...............................      2,769        *           --         2,769        *
Laurel J. Lenfestey............................        420        *           --           420        *

                                 DIRECTORS WHO ARE SELLING SHAREHOLDERS
Charles W. Poe(8)..............................  1,056,211     12.2%          --         7,500        *
William F. Poe(9)..............................  1,002,881     11.6%      80,760        33,160        *
William F. Poe, Jr.(10)........................    273,092      3.2%       5,623        15,020        *
All directors and executive officers as a group
  (12 persons).................................  4,622,951     53.3%      86,383     2,346,447     27.0%

                                     OTHER SELLING SHAREHOLDERS(7)
William F. Poe Sr. Grantor Retained Annuity
  Trust........................................    600,000      6.9%     600,000            --        *
Charles E. Poe (11)............................    290,186      3.3%      22,717        15,000        *
Charles W. Poe Grantor Retained Annuity
  Trust........................................    289,662      3.3%     289,662            --        *
Keren Poe Foster(11)...........................    284,920      3.3%      13,889        18,562        *
Marilyn Poe Lunskis(11)........................    282,459      3.3%      14,990        15,000        *
Janice Poe Mitchell(11)........................    276,011      3.2%       8,542        15,000        *
W. F. Poe Syndicate, Inc.(12)..................    267,469      3.1%     252,469        15,000        *
Charles W. Poe & Co.(12).......................    158,111      1.8%     150,611         7,500        *
Doris P. Anderson..............................    125,791      1.5%     101,590        24,201        *
William F. Poe Foundation......................     50,000        *       50,000            --        *
Elizabeth A. Poe...............................     13,775        *       13,775            --        *
Lynn Poe(13)...................................     10,000        *        5,438         4,562        *
Charles W. Poe Revocable Living Trust..........      8,438        *        8,438            --        *
Jennifer Poe Wolf(14)..........................      7,188        *        5,438         1,750        *
Reynolds Children Trust........................      4,562        *        4,562            --        *

                                                 SHARES BENEFICIALLY                 SHARES BENEFICIALLY
                                                 OWNED PRIOR TO THE                    OWNED AFTER THE
                                                   OFFERING(2)(3)        SHARES           OFFERING
                                                 -------------------   OFFERED FOR   -------------------
              NAME AND ADDRESS(1)                 NUMBER     PERCENT     SALE(4)      NUMBER     PERCENT
- -----------------------------------------------  ---------   -------   -----------   ---------   -------
J. Wayne Anderson..............................      4,496                 4,496            --     *
Ronald and Joan Anderson.......................      4,000                 4,000            --     *
Wolf Children's Trust..........................      1,750     *           1,750            --     *

- ---------------

  *  Less than 1%.
 (1) The business address for Messrs. Brown, Henderson, Hill, and Young is 220 South Ridgewood Avenue, Daytona Beach, Florida 32114. The business address for Messrs. Geer, Jordan and Poe, Jr. and Ms. Lenfestey is 401 East Jackson Street, Suite 1700, Tampa, Florida 33602.
 (2) Beneficial ownership of shares, as determined in accordance with applicable Commission rules, includes shares as to which a person has or shares voting power or investment power or has the right to acquire within 60 days. The Company has been informed that all shares shown are held of record with sole voting and investment power, except as otherwise indicated.
 (3) The number and percentage of shares owned by the following persons include the indicated number of shares that are owned by the spouse of such person, and each person disclaims beneficial ownership of such shares: Mr.
     Hill -- 4,032; Mr. Geer -- 26,260; Mr. Poe, Sr. -- 13,775; all directors and executive officers as a group -- 44,067. The number and percentage of shares owned by the following persons include the indicated number of shares owned through the Company's 401(k) plan as of July 26, 1995: Mr. Henderson -- 32,563; Mr. Poe, Jr. -- 697; Mr. Young -- 41; Ms.
     Lenfestey -- 420. Shares beneficially owned by Mr. Geer and Mr. Jordan include 175 and 17,698 shares issuable upon exercise of outstanding options, respectively.
 (4) The amounts shown under the column Shares Beneficially Owned Prior to the Offering were determined in accordance with Commission rules requiring inclusion of shares over which a person has voting or investment power. The amounts in the column Shares Offered for Sale do not correspond to those numbers and instead are the number of shares owned of record by the Selling Shareholder and being sold in the Offering.
 (5) Mr. Brown's ownership includes 167,739 shares owned by his children, as to which beneficial ownership is disclaimed. Mr. Brown owns 1,823,471 shares in joint tenancy with his wife, and these shares are subject to shared voting and investment power.
 (6) Mr. Henderson's ownership includes 1,000 shares owned by his daughter, as to which beneficial ownership is disclaimed.
 (7) All shares are held of record by the V. C. Jordan, Jr. Revocable Trust, of which V. C. Jordan, Jr. is trustee.
 (8) The number and percentage of shares shown in the table as owned by Charles
     W. Poe consist of (a) 8,438 shares owned by the Charles W. Poe Revocable Living Trust, (b) 289,662 shares owned by the Charles W. Poe Grantor Retained Annuity Trust, as to which beneficial ownership is disclaimed, (c) 158,111 shares owned by Charles W. Poe & Co. (of which 150,611 shares are being sold [80,611 shares if the over-allotment option is not exercised]), a partnership in which Mr. Poe is a partner, and (d) 600,000 shares held as trustee for the William F. Poe, Sr. Grantor Retained Annuity Trust, as to which beneficial ownership is disclaimed. Mr. Poe's business address is 4601 San Miguel, Tampa, Florida 33629.
 (9) The number and percentage of shares shown in the table as owned by William
     F. Poe include the following shares, as to which beneficial ownership is disclaimed: (a) 13,775 shares owned by Elizabeth A. Poe, Mr. Poe's spouse;
     (b) 267,469 shares owned by W. F. Poe Syndicate, Inc. (of which 252,469 shares are being sold [108,719 shares if the over-allotment option is not exercised]), a corporation of which Mr. Poe is President and in which he has a 5% ownership interest; (c) 22,717 shares owned by Charles E. Poe, his adult son who shares his household; and (d) 600,000 shares owned of record by the William F. Poe, Sr. Grantor Retained Annuity Trust. Mr. Poe's business address is 1000 North Ashley Drive, Tampa, Florida 33602.

(10) William F. Poe, Jr.'s ownership includes 267,469 shares owned by W. F. Poe Syndicate, Inc. (of which 252,469 shares are being sold [108,719 shares if the over-allotment option is exercised]), a corporation of which he is a director and in which he has a 19% ownership interest and as to which beneficial ownership is disclaimed.
(11) Charles E. Poe's, Marilyn Poe Lunskis', Keren Poe Foster's, and Janice Poe Mitchell's ownership includes 267,469 shares owned by W. F. Poe Syndicate, Inc., a corporation in which each of the above is a director and in which he or she has a 19% ownership interest (of which 252,469 shares are being sold [108,719 shares if the over-allotment option is not exercised]).
(12) If the Underwriters' over-allotment option is not exercised, the Shares Offered for Sale by Charles W. Poe & Co. and by W. F. Poe Syndicate, Inc. will be 80,611 and $108,719, respectively; the shares Beneficially Owned after the Offering will be 77,500 and 158,750, respectively.
(13) The number and percentage of shares shown in the table include 4,562 shares beneficially owned by Lynn Poe as Trustee of the Reynolds Children Trust.
(14) The number and percentage of shares shown in the table include 1,750 shares beneficially owned by Jennifer Wolf as Trustee of the Wolf Children Trust.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement, each of the Underwriters named below (the "Underwriters") has severally agreed to purchase, and the Selling Shareholders have agreed to sell to such Underwriters, the number of shares of Common Stock set forth below opposite the name of such Underwriter:

                                                                                 NUMBER
                               NAME OF UNDERWRITER                             OF SHARES
    -------------------------------------------------------------------------  ----------
    Smith Barney Inc.........................................................
    The Robinson-Humphrey Company, Inc.......................................

                                                                               ----------
              Total..........................................................   1,425,000
                                                                                =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Shares are subject to approval of certain legal matters by counsel and certain other conditions. The Selling Shareholders are obligated to sell, and the Underwriters are obligated to purchase, all the shares of Common Stock offered hereby if any are purchased.

     The Underwriters, for whom Smith Barney Inc. and The Robinson-Humphrey Company, Inc. are acting as representatives (the "Representatives"), have advised the Company and the Selling Shareholders that they initially propose to offer part of the shares of the Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price that represents a concession not in
excess of $       per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. After the initial public offering, the offering price and the concessions may be changed by the Representatives.

     Certain Selling Shareholders have granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase, in the aggregate, up to 213,750 additional shares of Common Stock at the initial public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total shown.

     The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

     The Company, its officers and directors, and the Selling Shareholders have agreed not to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock or any securities convertible into, or exercisable or exchangeable for any share of Common Stock or other capital stock, for a period of 180 days, in the case of the Selling Shareholders and J. Hyatt Brown, and 90 days, in the case of the other officers and directors, after the date of this Prospectus without the prior written consent of the Representatives, on behalf of the Underwriters.

     In connection with this offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on The Nasdaq Stock Market may engage in passive market making transactions in the Common Stock on The Nasdaq Stock Market in accordance with Rule 10b-6A under the Exchange Act, during the two business day period before commencement of offers and sales of the Common Stock. These passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; however, if all independent bids are lowered below the passive market maker's bid, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Offering will be passed upon for the Company by Holland & Knight, Tampa, Florida, for the Selling Shareholders by Shackleford, Farrior, Stallings & Evans, Tampa, Florida, and for the Underwriters by King & Spalding, Atlanta, Georgia.

                                    EXPERTS

     The consolidated financial statements of the Company at December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, appearing in this Prospectus, have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to either the Securities Act or the Exchange Act, are incorporated herein by reference, except as superseded or modified:

          1. The Company's annual report on Form 10-K for the year ended December 31, 1994;

          2. The Company's quarterly report on Form 10-Q for the quarter ended March 31, 1995;

          3. The Company's quarterly report on Form 10-Q for the quarter ended June 30, 1995;

          4. The Company's Proxy Statement, dated March 22, 1995, for the Company's 1995 Annual Meeting of Shareholders; and

          5. The description of the Company's Common Stock contained in its registration statement on Form S-4, File Number 33-58090, filed with the Commission on February 10, 1993, as amended.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     The information relating to the Company contained in this Prospectus does not purport to be comprehensive and must be read together with the information contained in the documents listed above, which have been incorporated by reference. Any information contained in a document incorporated by reference or deemed to be incorporated by reference herein shall be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any document incorporated by reference in this Prospectus, other than exhibits to any such document not specifically described above. Requests for such documents should be directed to Poe & Brown, Inc., 401 East Jackson Street, Suite 1700, Tampa, Florida 33602, Attention: Laurel J. Lenfestey (telephone number (813) 222-4100).

                      GLOSSARY OF SELECTED INSURANCE TERMS

     Casualty insurance: Insurance which is primarily concerned with the losses caused by injuries to third persons (i.e., persons other than the policyholder) and the legal liability imposed on the insured resulting therefrom, including workers' compensation, commercial and private passenger automobile coverage and fidelity and surety insurance.

     Contingent commissions: Commissions paid by insurance carriers based upon the volume and profitability of the business placed with such carriers, generally for the preceding year.

     Excess and surplus lines: Specialized property and casualty coverage that is generally not available from licensed insurers because a risk requires limits above that readily available from other insurers, has above average loss experience or frequency, or involves a higher degree of hazard or loss severity potential than risks customarily assumed by other insurers. An insurance company that specialized in excess and surplus lines is usually unlicensed in the states in which it provides such lines but approved as an excess and surplus lines carrier in such states.

     Insurable exposure units: Specific items to be covered under an insurance policy. These include both tangible (e.g., buildings, equipment, automobiles) and intangible (e.g., sales, earnings, employee payroll levels, etc.) assets.

     Override commission: That portion of the commission retained by the wholesale brokerage that markets and distributes the insurance product.

     Property insurance: Insurance against physical damage to property and resultant interruption of business or extra expense caused by fire, windstorm or other perils.

     Retail agency: Business organization whose employees represent and act as agent for businesses and individuals in their purchase of insurance. The retail agent negotiates on behalf of the insured and is generally compensated on a commission basis.

     Third party administrator ("TPA"): Business organization that provides specified consulting and administrative services, typically in the area of employee benefits and risk management, in exchange for a fee. Services generally provided under a TPA agreement include employee benefit design and costing, arrangement of employee benefit coverage, claims management and administration, and utilization management.

     Wholesale brokerage: Business organization that acts as intermediary between insurer and retail agency. The wholesale broker generally markets and distributes insurance products to independent retail agencies whose premium volume is not large enough to maintain a direct relationship with an insurance carrier.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants.....................................  F-2
Consolidated Balance Sheets as of December 31, 1993 and 1994 and June 30, 1995
  (unaudited)..........................................................................  F-3
Consolidated Statements of Income for the Years Ended December 31, 1992, 1993 and 1994,
  and for the Six Months Ended June 30, 1994 and 1995 (unaudited)......................  F-4
Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 1992,
  1993 and 1994, and for the Six Months Ended June 30, 1995 (unaudited)................  F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 1992, 1993 and
  1994 and for the Six Months Ended June 30, 1994 and 1995 (unaudited).................  F-6
Notes to Consolidated Financial Statements.............................................  F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Poe & Brown, Inc.
Daytona Beach, Florida

     We have audited the accompanying consolidated balance sheets of Poe & Brown, Inc. and subsidiaries as of December 31, 1993 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Poe & Brown, Inc. and subsidiaries at December 31, 1993 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, in 1994 the Company changed its method of accounting for certain investments in debt and equity securities.

                                          ERNST & YOUNG LLP

Tampa, Florida
January 28, 1995, except for
  the last paragraph of Note 2,
  as to which the date is
  March 1, 1995

                               POE & BROWN, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31,
                                                                 -------------------    JUNE 30,
                                                                   1993       1994        1995
                                                                 --------   --------   ----------
                                                                                       (UNAUDITED)
                                                                   (IN THOUSANDS OF DOLLARS AND
                                                                  SHARES, EXCEPT PER SHARE DATA)
                                             ASSETS

Cash and cash equivalents......................................  $ 27,132   $ 23,185    $ 33,208
Short-term investments.........................................       667        787         672
Premiums and commissions receivable, less allowance for
  doubtful accounts of $435 at 1993, $69 at 1994, and $124 at
  1995.........................................................    54,308     56,784      46,760
Other current assets...........................................     4,791      6,779       5,249
                                                                 --------   --------   ----------
          Total current assets.................................    86,898     87,535      85,889
Fixed assets, net..............................................     8,063      8,330       9,206
Intangibles, net...............................................    35,914     32,973      33,072
Investments....................................................       695      9,274       9,264
Other assets...................................................     3,354      2,868       4,129
                                                                 --------   --------   ----------

          Total assets.........................................  $134,924   $140,980    $141,560
                                                                 ========   ========    ========

                                           LIABILITIES

Premiums payable to insurance companies........................  $ 67,078   $ 63,195    $ 59,280
Premium deposits and credits due customers.....................     5,051      6,970       5,600
Accounts payable and accrued expenses..........................     8,984      8,302       7,879
Current portion of long-term debt..............................     3,232      1,434       1,420
                                                                 --------   --------   ----------
          Total current liabilities............................    84,345     79,901      74,179
Long-term debt.................................................    17,637      7,430       8,199
Deferred income taxes..........................................     1,323      3,778       3,320
Other liabilities..............................................     4,373      5,765       6,584
                                                                 --------   --------   ----------
          Total liabilities....................................   107,678     96,874      92,282
                                                                 --------   --------   ----------

                                      SHAREHOLDERS' EQUITY

Common stock, par value $.10; authorized 18,000 shares; issued
  8,550 shares at 1993; 8,635 shares at 1994; and 8,663 shares
  at 1995......................................................       855        864         867
Additional paid-in capital.....................................     1,314      2,241       2,403
Retained earnings..............................................    25,883     35,660      40,704
Net unrealized appreciation of available-for-sale securities,
  net of tax effect of $3,344 at 1994 and $3,320 at 1995.......        --      5,341       5,304
Treasury stock, at cost; 45 shares at 1993; 0 shares at 1994
  and 1995.....................................................      (806)        --          --
                                                                 --------   --------   ----------
          Total shareholders' equity...........................    27,246     44,106      49,278
                                                                 --------   --------   ----------
          Total liabilities and shareholders' equity...........  $134,924   $140,980    $141,560
                                                                 ========   ========    ========

                See notes to consolidated financial statements.

                               POE & BROWN, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                    SIX MONTHS
                                                                                       ENDED
                                                    YEAR ENDED DECEMBER 31,          JUNE 30,
                                                  ----------------------------   -----------------
                                                   1992      1993       1994      1994      1995
                                                  -------   -------   --------   -------   -------
                                                                                    (UNAUDITED)
                                                  (IN THOUSANDS OF DOLLARS AND SHARES, EXCEPT PER
                                                                    SHARE DATA)
REVENUES
  Commissions and fees..........................  $88,276   $94,420   $ 95,852   $48,137   $50,803
  Investment income.............................    2,439     2,061      5,126     3,488     1,856
  Other income..................................      793     1,340        602       238       330
                                                  -------   -------   --------   -------   -------
          Total revenues........................   91,508    97,821    101,580    51,863    52,989
                                                  -------   -------   --------   -------   -------
EXPENSES
  Employee compensation and benefits............   51,456    52,699     52,554    26,315    28,051
  Other operating expenses......................   25,159    25,930     22,848    11,919    11,692
  Interest and amortization.....................    6,575     6,145      5,592     2,854     2,418
                                                  -------   -------   --------   -------   -------
          Total expenses........................   83,190    84,774     80,994    41,088    42,161
                                                  -------   -------   --------   -------   -------
Income before income taxes and loss from
  discontinued operations.......................    8,318    13,047     20,586    10,775    10,828
Income taxes....................................    4,180     4,929      7,067     4,132     3,717
                                                  -------   -------   --------   -------   -------
Income from continuing operations...............    4,138     8,118     13,519     6,643     7,111
Loss from discontinued operations, net of tax
  benefit of $976...............................    1,580        --         --        --        --
                                                  -------   -------   --------   -------   -------
          Net income............................  $ 2,558   $ 8,118   $ 13,519   $ 6,643   $ 7,111
                                                  =======   =======   ========   =======   =======
INCOME (LOSS) PER SHARE
  Continuing operations.........................  $   .48   $   .95   $   1.56   $   .77   $   .82
  Discontinued operations.......................     (.18)       --         --        --        --
                                                  -------   -------   --------   -------   -------
          Net income............................  $   .30   $   .95   $   1.56   $   .77   $   .82
                                                  =======   =======   ========   =======   =======
Weighted average number of shares outstanding...    8,569     8,571      8,670     8,615     8,696
                                                  =======   =======   ========   =======   =======

                See notes to consolidated financial statements.

                               POE & BROWN, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                        COMMON STOCK     ADDITIONAL                  NET         TREASURY STOCK
                                       ---------------    PAID-IN     RETAINED    UNREALIZED    ----------------
                                       SHARES   AMOUNT    CAPITAL     EARNINGS   APPRECIATION   SHARES   AMOUNT     TOTAL
                                       ------   ------   ----------   --------   ------------   ------   -------   -------
                                                   (IN THOUSANDS OF DOLLARS AND SHARES, EXCEPT PER SHARE DATA)
BALANCE, JANUARY 1, 1992.............   8,657    $866      $1,137     $ 22,307      $   --        242    $(2,104)  $22,206
Net income...........................                                    2,558                                       2,558
Issued for stock option plans and
  employee stock purchase plans......                         (12)                                (81)       621       609
Purchase and retirement of Brown
  stock..............................    (118)    (12)                  (1,177)                                     (1,189)
Adjustment to conform fiscal year
  ends of Brown and
  Arch-Holmes (See Note 2)...........                                     (924)                                       (924)
Cash dividends paid ($.40 per
  share).............................                                   (2,028)                                     (2,028)
                                       ------   ------   ----------   --------   ------------   ------   -------   -------
BALANCE, DECEMBER 31, 1992...........   8,539     854       1,125       20,736          --        161     (1,483)   21,232
Net income...........................                                    8,118                                       8,118
Issued for stock option plans and
  employee stock purchase plans......      11       1          13                                (116)       677       691
Tax benefit from sale of option
  shares by employees................                         176                                                      176
Cash dividends paid ($.40 per
  share).............................                                   (2,971)                                     (2,971)
                                       ------   ------   ----------   --------   ------------   ------   -------   -------
BALANCE, DECEMBER 31, 1993...........   8,550     855       1,314       25,883          --         45       (806)   27,246
Net income...........................                                   13,519                                      13,519
Issued for stock option plans and
  employee stock purchase plans......      85       9         872                                 (45)       806     1,687
Tax benefit from sale of option
  shares by employees................                          55                                                       55
Cumulative effect of change in
  accounting principle (see Note
  1).................................                                                   23                              23
Net increase in unrealized
  appreciation of available-for-sale
  securities.........................                                                5,318                           5,318
Partnership distributions for
  Insurance West.....................                                     (200)                                       (200)
Cash dividends paid ($.42 per
  share).............................                                   (3,542)                                     (3,542)
                                       ------   ------   ----------   --------   ------------   ------   -------   -------
BALANCE, DECEMBER 31, 1994...........   8,635     864       2,241       35,660       5,341         --         --    44,106
Net income (unaudited)...............                                    7,111                                       7,111
Issued for stock option plans
  (unaudited)........................      28       3         162                                                      165
Net decrease in unrealized
  appreciation
  of available-for-sale securities
  (unaudited)........................                                                  (37)                            (37)
Cash dividends paid ($.24 per share)
  (unaudited)........................                                   (2,067)                                     (2,067)
                                       ------   ------   ----------   --------   ------------   ------   -------   -------
BALANCE, JUNE 30, 1995 (UNAUDITED)...   8,663    $867      $2,403     $ 40,704      $5,304         --    $    --   $49,278
                                        =====   ======   ========     ========   ==========     =====    ========  ========

                See notes to consolidated financial statements.

                               POE & BROWN, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    SIX MONTHS
                                                                                       ENDED
                                                    YEAR ENDED DECEMBER 31,          JUNE 30,
                                                 -----------------------------   -----------------
                                                   1992      1993       1994      1994      1995
                                                 --------   -------   --------   -------   -------
                                                                                    (UNAUDITED)
                                                             (IN THOUSANDS OF DOLLARS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income.....................................  $  2,558   $ 8,118   $ 13,519   $ 6,643   $ 7,111
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization................     7,085     7,030      6,398     3,361     3,266
  Provision for doubtful accounts..............       749       562         19        47        55
  Deferred income taxes........................       516       499     (1,173)       --    (1,638)
  Net gains on sales of investments, fixed
     assets and customer accounts..............      (809)     (864)    (2,231)   (2,389)     (311)
  Loss from discontinued operations............     1,580        --         --        --        --
  Adjustment due to change in pooled entities'
     year end..................................    (1,694)       --         --        --        --
Premiums and commissions receivable (increase)
  decrease.....................................   (12,524)    1,982     (2,374)    6,516     9,969
Other assets decrease (increase)...............       201       805     (2,439)      925     1,239
Premiums payable to insurance companies
  increase (decrease)..........................    10,389     4,657     (3,951)   (4,585)   (3,915)
Premium deposits and credits due customers
  increase (decrease)..........................       985      (471)     1,919      (644)   (1,370)
Accounts payable and accrued expenses
  decrease.....................................      (708)   (2,821)      (683)   (2,276)     (423)
Other liabilities increase.....................       320     1,212      1,392       872       819
                                                 --------   -------   --------   -------   -------
Net cash provided by operating activities......     8,648    20,709     10,396     8,470    14,802
                                                 --------   -------   --------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to fixed assets......................    (2,194)   (1,815)    (2,400)   (1,453)   (2,100)
Payments for businesses acquired, net of cash
  acquired.....................................    (5,858)   (2,120)    (1,382)       --      (825)
Proceeds from sales of fixed assets and
  customer accounts............................     1,187       427      1,337       184       362
Purchases of investments.......................      (731)      (93)      (187)       --      (261)
Proceeds from sales of investments.............     4,103       709      2,346     2,404       326
Other investing activities, net................       316      (130)       (53)       18        --
                                                 --------   -------   --------   -------   -------
Net cash (used in) provided by investing
  activities...................................    (3,177)   (3,022)      (339)    1,153    (2,498)
                                                 --------   -------   --------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on long-term debt and notes payable...    (5,441)  (11,090)   (12,004)   (9,051)     (639)
Proceeds from long-term debt and notes
  payable......................................     1,550     3,833         --     3,234       260
Exercise of stock options, issuances of stock
  and treasury stock sales.....................       609       691      1,687       742       165
Tax benefit from sale of option shares by
  employees....................................        --       176         55        --        --
Purchase and retirement of treasury stock......       (95)       --         --        --        --
Partnership distributions......................        --        --       (200)     (129)       --
Cash dividends paid............................    (2,028)   (2,971)    (3,542)   (1,674)   (2,067)
                                                 --------   -------   --------   -------   -------
Net cash used in financing activities..........    (5,405)   (9,361)   (14,004)   (6,878)   (2,281)
                                                 --------   -------   --------   -------   -------
Net increase (decrease) in cash and
  cash equivalents.............................        66     8,326     (3,947)    2,745    10,023
Cash and cash equivalents at beginning of
  period.......................................    18,740    18,806     27,132    27,132    23,185
                                                 --------   -------   --------   -------   -------
Cash and cash equivalents at end of period.....  $ 18,806   $27,132   $ 23,185   $29,877   $33,208
                                                 ========   =======   ========   =======   =======

                See notes to consolidated financial statements.

                               POE & BROWN, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (UNAUDITED WITH RESPECT TO THE SIX-MONTH PERIODS ENDED JUNE 30, 1994 AND 1995)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Poe & Brown, Inc. and its subsidiaries (the "Company"). All significant intercompany account balances and transactions have been eliminated in consolidation.

BASIS OF INTERIM FINANCIAL STATEMENT PRESENTATION

     The unaudited condensed consolidated financial statements as of June 30, 1995 and for the six month periods ended June 30, 1994 and 1995, have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals and the income tax adjustment described in Note 9) considered necessary for a fair presentation have been included. The operating results for the six months ended June 30, 1995 are not necessarily indicative of the results that may be expected for the entire year.

REVENUE RECOGNITION

     Commissions relating to the brokerage and agency activity whereby the Company has primary responsibility for the collection of premiums from insureds are generally recognized as of the later of the effective date of the policy or the date billed. Commissions to be received directly from insurance companies are generally recognized when ascertained. Subsequent commission adjustments such as policy cancellations, are recognized upon notification from the insurance companies. Commission revenues are reported net of sub-broker commissions. Contingent commissions from insurance companies are recognized when received. Fee income is recognized when services are rendered.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents principally consist of demand deposits with financial institutions, money market accounts, and certificates of deposit having maturities of less than three months when purchased.

PREMIUMS AND COMMISSIONS RECEIVABLE

     In its capacity as an insurance broker or agent, the Company typically collects premiums from insureds and, after deducting its authorized commissions, remits the premiums to the appropriate insurance companies. In other circumstances, the insurance companies collect the premiums directly from the insureds and remit the applicable commissions to the Company. Accordingly, as reported in the consolidated balance sheets, "premiums" are receivable from insureds and "commissions" are receivable from insurance companies.

INVESTMENTS

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under these new rules, debt securities that the Company has both the positive intent and ability to hold to maturity would be classified as "held-to-maturity" securities and would be reported at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, as well as interest earnings on these securities, would be included in investment income.

                               POE & BROWN, INC.

     Marketable equity securities and debt securities not classified as held-to-maturity are classified as "available-for-sale." Available-for-sale securities are reported at estimated fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.

     Nonmarketable equity securities and certificates of deposit having maturities of more than three months when purchased are reported at cost, adjusted for other-than-temporary market value declines.

     The adoption of SFAS No. 115 resulted in an increase of $23,000 (net of $15,000 in deferred taxes) to shareholders' equity as of January 1, 1994. Application of this new Statement resulted in an increase of $5,341,000 and $5,304,000 in shareholders' equity, net of $3,344,000 and $3,320,000 in deferred income taxes, as of December 31, 1994 and June 30, 1995, respectively.

     As of January 1, 1994, the Company owned 659,064 shares of common stock of Rock-Tenn Company with an aggregate cost of $565,000. As of that date, the common stock of Rock-Tenn Company was not publicly traded and, therefore, had no readily determinable market value. However, on March 3, 1994, the common stock of Rock-Tenn Company was registered with the Securities and Exchange Commission and began trading on The Nasdaq Stock Market at the initial public offering price of $16.50 per share. As part of the initial public offering of the Rock-Tenn Company's common stock, the Company sold 150,000 shares of its investment in this stock and reported a net after-tax gain of $1,342,000 in the first quarter of 1994. The remaining 509,064 shares of Rock-Tenn Company common stock held by the Company have been classified as non-current available-for-sale securities as of December 31, 1994 and June 30, 1995. The Company has no current plans to sell these shares.

FIXED ASSETS

     Fixed assets are stated at cost. Expenditures for improvements are capitalized and expenditures for maintenance and repairs are charged to operations as incurred. Upon sale or retirement, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in income. Depreciation has been provided using principally the straight-line method over the estimated useful lives of the related assets which range from three to ten years. Leasehold improvements are amortized on the straight-line method over the term of the related leases.

INTANGIBLES

     Intangible assets are stated at cost less accumulated amortization and principally represent purchased customer accounts, non-compete agreements, purchased contract agreements, and the excess of costs over the fair market value of identifiable net assets acquired (goodwill). Purchased customer accounts, non-compete agreements, and purchased contract agreements are being amortized on a straight-line basis over the related estimated lives and contract periods, which range from three to 15 years. The excess of costs over the fair value of identifiable net assets acquired is being amortized on a straight-line basis over 40 years. Purchased customer accounts are records and files obtained from acquired businesses that contain information on insurance policies and the related insured parties that is essential to policy renewals.

     The carrying value of intangibles, corresponding with each agency division and subsidiary comprising the Company, is periodically reviewed by management to determine if the facts and circumstances suggest that they may be impaired. In the insurance brokerage and agency industry, it is common for agencies or books of business (customer accounts) to be acquired at a price determined as a multiple of the corresponding

                               POE & BROWN, INC.

revenues. Accordingly, the Company assesses the carrying value of its intangibles by comparison to a reasonable multiple applied to corresponding revenues, as well as considering the operating cash flow generated by the corresponding agency division or subsidiary. Any impairment identified through this assessment may require that the carrying value of related intangibles be adjusted.

INCOME TAXES

     The Company files a consolidated federal income tax return. Deferred income taxes are provided for in the consolidated financial statements and relate principally to expenses charged to income for financial reporting purposes in one period and deducted for income tax purposes in other periods, unrealized appreciation of available-for-sale securities, and basis differences of intangible assets.

NET INCOME PER SHARE

     Net income per share is based on the weighted average number of shares outstanding, adjusted for the dilutive effect of stock options, which is the same on both a primary and fully-diluted basis.

RECLASSIFICATIONS

     Certain amounts in the 1993 and 1992 consolidated financial statements have been reclassified to conform with the 1994 consolidated financial statements.

NOTE 2 -- MERGERS

     On April 28, 1993, Poe & Associates, Inc. ("Poe") issued 3,013,975 shares of its common stock in exchange for all of the outstanding common stock of Brown & Brown, Inc. ("Brown") a closely-held general insurance agency headquartered in Daytona Beach, Florida. Subsequent to that transaction, Poe's name was changed to Poe & Brown, Inc.

     On November 1, 1993, the Company issued 124,736 shares of its common stock in exchange for all of the outstanding common stock of Arch-Holmes Insurance, Inc. ("Arch-Holmes"), a closely-held general insurance agency headquartered in Hollywood, Florida.

     Both transactions were accounted for as pooling-of-interests and accordingly, the Company's consolidated financial statements have been restated for all periods prior to the mergers to include the results of operations, financial positions, and cash flows of Brown and Arch-Holmes. To conform to Poe's year end, the fiscal year ends of Brown and Arch-Holmes were changed to December 31 effective on each of the respective merger dates. Accordingly, the three-month period ended March 31, 1992 for Brown and Arch-Holmes, which consisted of aggregate revenues of $10,580,000 and aggregate net income of $924,000, has been included in both the Company's 1992 and 1991 operating results. Accordingly, an adjustment has been made in 1992 to retained earnings for the duplication of this net income.

                               POE & BROWN, INC.

     The following reflects the 1992 individual company operating results of Poe, Brown, and Arch-Holmes. Amounts pertaining to Brown and Arch-Holmes for 1993 reflect their respective operating results up to their dates of merger.

                                                           POE      BROWN    ARCH-HOLMES   COMBINED
                                                         -------   -------   -----------   --------
                                                         (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE
                                                                           DATA)
1993
Revenues...............................................  $80,817   $13,488     $ 1,265     $95,570
Net income (loss)......................................    6,897     1,145         (39)      8,003
1992
Revenues...............................................  $52,393   $35,452     $ 1,465     $89,310
Income from continuing operations......................    2,865     1,208          68       4,141
Loss from discontinued operations......................   (1,580)       --          --      (1,580)
Net income.............................................    1,285     1,208          68       2,561
1992
Net Income Per Share
  As previously reported...............................  $  0.25
  Combined.............................................  $  0.30

     Effective March 1, 1995, the Company issued 146,300 shares of its common stock in exchange for all of the partnership interest in Insurance West, a Phoenix, Arizona general insurance agency. The merger has been accounted for as a pooling-of-interests and, accordingly, the Company's consolidated financial statements have been restated for all periods prior to the merger to include the results of operations, financial positions and cash flows of Insurance West. The individual company operating results of Insurance West prior to the date of the merger are not material to the Company's consolidated operating results.

NOTE 3 -- ACQUISITIONS

     During 1994 the Company acquired the assets of three insurance agencies for an aggregate cost of $656,000. The Company had no acquisitions during 1993 accounted for as purchases. In 1992 the Company acquired outstanding shares of one insurance agency and the assets of five other insurance agencies at an aggregate cost of $11,784,000. The 1994 and 1992 acquisitions were accounted for as purchases, and substantially the entire cost was assigned to purchased customer accounts, non-compete agreements, and goodwill.

     Additional or return consideration resulting from acquisition contingency provisions are recorded as adjustments to intangibles when they occur. Certain contingency payments relating to these acquisitions were finalized in 1993 and 1992, resulting in a net increase (decrease) to the original combined purchase price of $5,893,000 and ($315,000), respectively. The results of operations of the acquired companies have been included in the consolidated financial statements from their respective acquisition dates. Pro forma results of operations of the Company for the years ended December 31, 1994, 1993 and 1992, including 1994 acquisitions as though they occurred on January 1, 1994 and the 1992 acquisitions as though they occurred on January 1, 1992, were not materially different from the results of operations as reported.

     During the six-month period ended June 30, 1995, the Company acquired substantially all of the assets of King Insurance Agency, Inc. of Naples, Florida and S. Lloyd Underwriters, Inc. of Ft. Lauderdale, Florida. In addition, during that same period, the Company purchased four small books of business (customer accounts). In connection with these acquisitions, the Company acquired assets valued at $1,960,000 in exchange for cash of $825,000 and debt of $1,135,000. These acquisitions have been accounted for using the purchase method of accounting. Their results of operations have been combined with those of the Company since their respective acquisition dates. Pro forma results of operations of the Company for the six months ended June 30, 1994 and

                               POE & BROWN, INC.

1995 and the year ended December 31, 1994, including these acquisitions as if they occurred on January 1, 1994, were not materially different from the results of operations as reported.

NOTE 4 -- INVESTMENTS

     Investments at December 31, 1994 consisted of the following:

                                                                        DECEMBER 31, 1994
                                                                    -------------------------
                                                                         CARRYING VALUE
                                                                    -------------------------
                                                                    CURRENT       NON-CURRENT
                                                                    -------       -----------
                                                                    (IN THOUSANDS OF DOLLARS)
    Available-for-sale marketable equity securities...............   $ 317          $ 9,163
    Nonmarketable equity securities and certificates of deposit...     470              111
                                                                    -------       -----------
              Total Investments...................................   $ 787          $ 9,274
                                                                    ======        =========

     The following summarizes available-for-sale securities at December 31, 1994:

                                                          GROSS               GROSS         ESTIMATED
                                              COST   UNREALIZED GAINS   UNREALIZED LOSSES   FAIR VALUE
                                              ----   ----------------   -----------------   ----------
                                                             (IN THOUSANDS OF DOLLARS)
    Marketable equity securities............  $795        $8,739               $54           $  9,480

     Investments at December 31, 1993 consisted of marketable equity securities reported at aggregate cost which approximates market value, other investments reported at cost, and certificates of deposit having maturities of more than three months when purchased.

     In 1994, the Company's proceeds from sales of available-for-sale securities totaled $2,314,000, from which $2,185,000 of gross gains were realized. During 1993, the Company had no sales of marketable equity securities. In 1992, the Company realized net gains on sales of marketable equity securities in the amount of $329,000.

NOTE 5 -- FIXED ASSETS

     Fixed assets are summarized as follows:

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                      1993          1994
                                                                     -------       -------
                                                                       (IN THOUSANDS OF
                                                                           DOLLARS)
    Furniture, fixtures, and equipment.............................  $21,461       $17,180
    Land, buildings, and improvements..............................    1,453         1,349
    Leasehold improvements.........................................    1,629         1,564
                                                                     -------       -------
                                                                      24,543        20,093
    Less accumulated depreciation and amortization.................   16,480        11,763
                                                                     -------       -------
                                                                     $ 8,063       $ 8,330
                                                                     =======       =======

     The gross cost and accumulated depreciation balances at December 31, 1994 have declined from December 31, 1993 due to the Company's elimination of all fully depreciated assets no longer utilized in operations.

     Depreciation and amortization expense amounted to $2,574,000, $2,650,000, and $2,132,000 for the years ended December 31, 1992, 1993, and 1994, respectively.

                               POE & BROWN, INC.

NOTE 6 -- INTANGIBLES

     Intangibles are comprised of the following:

                                                                DECEMBER 31,       JUNE 30,
                                                              -----------------   -----------
                                                               1993      1994        1995
                                                              -------   -------   -----------
                                                                                  (UNAUDITED)
                                                                 (IN THOUSANDS OF DOLLARS)
    Purchased customer accounts.............................  $27,118   $26,999     $28,691
    Non-compete agreements..................................    9,739     9,706       9,706
    Goodwill................................................   19,190    19,431      19,738
    Purchased contract agreements...........................      789       789         981
                                                              -------   -------   -----------
                                                               56,836    56,925      59,116
    Less accumulated amortization...........................   20,922    23,952      26,044
                                                              -------   -------   -----------
                                                              $35,914   $32,973     $33,072
                                                              =======   =======   =========

     Amortization expense amounted to $4,511,000, $4,380,000, and $4,266,000, for the years ended December 31, 1992, 1993 and 1994, respectively. Amortization expense for the six-month periods ended June 30, 1994 and 1995 was $2,181,000 and $2,091,000, respectively.

NOTE 7 -- LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                          DECEMBER 31,
                                                                      --------------------
                                                                       1993          1994
                                                                      -------       ------
                                                                        (IN THOUSANDS OF
                                                                            DOLLARS)
    Long-term credit agreement......................................  $ 8,000       $7,000
    Bank term loans.................................................    7,821          189
    Notes payable:
      Variable rate acquisition note payable........................    1,692           --
      Notes from treasury stock purchases...........................    1,883        1,662
      Other acquisition notes payable...............................    1,452           --
      Other notes payable...........................................       21           13
                                                                      -------       ------
                                                                       20,869        8,864
    Less current portion............................................    3,232        1,434
                                                                      -------       ------
    Long-term debt..................................................  $17,637       $7,430
                                                                      =======       ======

     In 1991, the Company entered into a long-term credit agreement with a major insurance company that provided $10 million at an interest rate equal to the prime lending rate plus 1% (9.5% at December 31, 1994). The amount of available credit decreases by $1 million each August through the year 2001 when it will expire.

     In 1993, the Company entered into a long-term credit facility with a national banking institution that consisted of two secured term loans aggregating $7,500,000 and a $2,000,000 unsecured short-term line of credit. Interest on the term loans was payable on a monthly basis at the LIBOR rate plus 2%. These term loans were repaid in November 1994. There were no borrowings against the unsecured line of credit during 1994 and during 1994 this line of credit agreement was terminated by the Company.

     In November 1994, the Company entered into a revolving credit facility with a national banking institution which provides for available borrowing of up to $10 million. Amounts outstanding are secured by all assets of the Company, subject to existing or permitted liens. Interest on this facility is based upon the LIBOR or the federal funds rate. A commitment fee is assessed in the amount of .25% per annum on the unused

                               POE & BROWN, INC.

balance. During 1994 and as of December 31, 1994 and June 30, 1995, there were no borrowings against this line of credit.

     The variable rate acquisition note payable was repaid in May 1994 including interest through that period.

     Treasury stock notes payable are due to various individuals for the redemption of Brown & Brown, Inc. stock. These notes bear no interest and have maturities ranging from fiscal years ending 1997 to 2001. These notes have been discounted at effective yields ranging from 8.5% to 9.2% for consolidated financial statement presentation purposes.

     Other acquisition notes payable, including interest ranging from 8% to 9%, were repaid in 1994. Additional obligations were incurred in the six-month period ended June 30, 1995 in connection with acquisitions during that period.

     Maturities of long-term debt as of December 31, 1994 for succeeding years are $1,434,000 in 1995, $1,266,000 in 1996, $1,284,000 in 1997, $1,233,000 in
1998, $1,252,000 in 1999, and $2,395,000 thereafter.

     Interest expense included in the consolidated statements of income was $2,064,000, $1,765,000 and $1,326,000 for the years ended December 31, 1992,
1993 and 1994, respectively.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES

     The Company and its subsidiaries lease office facilities and certain items of office equipment under noncancelable operating lease arrangements expiring on various dates through 2005. These occupancy leases generally contain renewal options and escalation clauses based on increases in the lessors' operating expenses and other charges. The Company anticipates that most of these leases will be renewed or replaced upon expiration. At December 31, 1994, the aggregate future minimum lease payments under all noncancelable lease agreements are as follows:

                                                                              (IN THOUSANDS
                            YEAR ENDING DECEMBER 31,                           OF DOLLARS)
    ------------------------------------------------------------------------  -------------
    1995....................................................................     $ 3,317
    1996....................................................................       2,675
    1997....................................................................       2,659
    1998....................................................................       2,474
    1999....................................................................       2,542
    Thereafter..............................................................      10,334
                                                                              -------------
              Total future minimum lease payments...........................     $24,001
                                                                              ==========

     Rental expense in 1992, 1993, and 1994 for operating leases totaled $4,879,000, $4,594,000 and $4,269,000, respectively. The 1993 rental expense amount includes $676,000 of direct costs related to the termination of a certain lease.

     The Company is not a party to any legal proceedings other than various claims and lawsuits arising in the normal course of business. Management of the Company does not believe that any such claims or lawsuits will have a material effect on the Company's financial condition or results of operations.

NOTE 9 -- INCOME TAXES

     Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." As permitted under these new rules, the prior years' consolidated financial statements have not been restated for the effects of this Statement. The cumulative effect of adopting Statement No. 109 as of January 1, 1993 was to increase net income by $119,000.

                               POE & BROWN, INC.

     At December 31, 1994, the Company had net operating loss carryforwards of $850,000 for income tax reporting purposes that expire in the years 1996 through 2002. These carryforwards were derived from agency acquisitions by the Company beginning in 1985. For financial reporting purposes, a valuation allowance of $38,000 has been recognized to offset the deferred tax assets related to these carryforwards.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax reporting purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

                                                                        1993         1994
                                                                       ------       ------
                                                                        (IN THOUSANDS OF
                                                                            DOLLARS)
    Deferred tax liabilities:
      Fixed assets...................................................  $  512       $  444
      Net unrealized appreciation of available-for-sale securities...      --        3,344
      Installment sales..............................................     405          296
      Prepaid insurance and pension..................................     350          666
      Intangible assets..............................................     281          628
      General tax reserves...........................................   1,900          800
      Other..........................................................     312          239
                                                                       ------       ------
              Total deferred tax liabilities.........................   3,760        6,417
                                                                       ------       ------
    Deferred tax assets:
      Deferred compensation..........................................     889        1,062
      Accruals and reserves..........................................   1,221        1,250
      Net operating loss carryforwards...............................     316          327
      Other..........................................................      49           38
                                                                       ------       ------
              Total deferred tax assets..............................   2,475        2,677
      Valuation allowance for deferred tax assets....................      38           38
                                                                       ------       ------
              Net deferred tax assets................................   2,437        2,639
                                                                       ------       ------
              Net deferred tax liabilities...........................  $1,323       $3,778
                                                                       ======       ======

     Significant components of the provision for income taxes attributable to continuing operations are as follows:




                                                                 1992          1993     1994
                                                            ---------------   ------   -------
                                                            DEFERRED METHOD   LIABILITY METHOD
                                                            ---------------   ----------------
    Current:
      Federal.............................................      $ 3,087       $3,728   $ 7,237
      State...............................................          577          702     1,003
                                                                -------       ------   -------
              Total current provision.....................        3,664        4,430     8,240
                                                                -------       ------   -------
    Deferred:
      Federal.............................................          454          419    (1,076)
      State...............................................           62           80       (97)
                                                                -------       ------   -------
              Total deferred provision (benefit)..........          516          499    (1,173)
                                                                -------       ------   -------
              Total tax provision.........................      $ 4,180       $4,929   $ 7,067
                                                            ============      ======   =======

                               POE & BROWN, INC.

     The components of the provision for deferred income taxes for the year ended December 31, 1992 as determined under the deferred method are as follows (in thousands of dollars):

    Amortization.................................................................  $ 225
    Accrued commissions..........................................................   (342)
    Other items, net.............................................................    633
                                                                                   -----
                                                                                   $ 516
                                                                                   =====

     A reconciliation of the differences between the effective tax rate and the federal statutory tax rate on income from continuing operations is as follows:

                                                                                1993      1994
                                                                 1992          ----      ----
                                                            ---------------      LIABILITY
                                                            DEFERRED METHOD        METHOD
                                                            ---------------     --------------
    Federal statutory tax rate............................        34.0%         34.2%     35.0%
    State income taxes, net of federal income tax
      benefit.............................................         4.3           3.6       2.8
    Interest exempt from taxation and dividend
      exclusion...........................................        (0.8)          0.3)     (0.3)
    Non-deductible goodwill amortization..................         1.8           1.2        .7
    Internal Revenue Service examination..................        10.9            --      (3.4)
    Other, net............................................          .1          (0.9)      (.5)
                                                                 -----          ----      ----
              Effective tax rate..........................        50.3%         37.8%     34.3%
                                                                ======          ====      ====

     Income taxes payable as of December 31, 1993 were $652,000 and were reported as a component of accounts payable and accrued expenses. Income taxes receivable as of December 31, 1994 were $894,000 and are reported as a component of other current assets.

     In 1992, the Internal Revenue Service (the "IRS") completed examinations of the Company's federal income tax returns for the tax years 1988, 1989, and 1990. As a result of their examinations, the IRS issued Reports of Proposed Adjustments asserting income tax deficiencies which, by including interest and state income taxes for the periods examined and the Company's estimates of similar adjustments for subsequent periods through December 31, 1993, would total $6,100,000. The disputed items related primarily to the deductibility of amortization of purchased customer accounts of approximately $5,107,000 and non-compete agreements of approximately $993,000. In addition, the IRS's report included a dispute regarding the time at which the Company's payments made pursuant to certain indemnity agreements would be deductible for tax reporting purposes. During 1994, the Company was able to reach a settlement agreement with the IRS with respect to certain of the disputed amortization items and the indemnity agreement payment issue. This settlement reduced the total remaining asserted income tax deficiencies to approximately $2,800,000 as of December 31, 1994. Based on this settlement, after taking into consideration a $400,000 reduction of the Company's tax reserve resulting from payments under the partial settlement agreement, during 1994 the Company recorded a $700,000 adjustment to decrease the originally established reserves of $1,900,000. This decrease has been recorded as a reduction to the current income tax provision for the year ended December 31, 1994.

     In March 1995, the Company reached a settlement agreement with the IRS with respect to the remaining disputed items. Based upon this settlement and after taking into consideration a $250,000 reduction in the Company's general tax reserves resulting from current and expected payments under the settlement agreement, the Company recorded a $450,000 adjustment to decrease tax reserves in the six-month period ended June 30, 1995 with a corresponding reduction in the income tax provision.

                               POE & BROWN, INC.

NOTE 10 -- EMPLOYEE BENEFITS PLANS

     The Company maintains a defined benefit pension plan covering substantially all previous Poe & Associates, Inc. employees with one or more years of service. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformance with minimum funding requirements and maximum deductible limitations.

     The plan's funded status and amounts recognized in the Company's consolidated balance sheets are as follows:

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                      1993          1994
                                                                     -------       -------
                                                                       (IN THOUSANDS OF
                                                                           DOLLARS)
    Actuarial present value of benefit obligations:
    Accumulated benefit obligations, including vested benefits of
      $3,559 in 1993 and $3,642 in 1994............................  $(3,773)      $(3,793)
                                                                     =======       =======
    Projected benefit obligations for service rendered to date.....  $(3,943)      $(3,808)
    Plan assets at fair value, principally consisting of a group
      annuity contract.............................................    3,757         3,787
                                                                     -------       -------
    Excess of projected benefit obligations over plan assets.......     (186)          (21)
    Unrecognized net excess of plan assets under previously accrued
      but unfunded pension costs, to be amortized..................      425           583
                                                                     -------       -------
              Net prepaid pension costs............................  $   239       $   562
                                                                     =======       =======

     The following assumptions were used in determining the actuarial present value of the benefit obligations and pension costs:

                                                                      YEAR ENDED DECEMBER
                                                                              31,
                                                                     ----------------------
                                                                     1992     1993     1994
                                                                     ----     ----     ----
    Discount rate..................................................  8.75%     7.5%     7.5%
    Long-term rate for compensation increase.......................   5.0%     3.5%     3.5%
    Long-term rate of return on plan assets........................   8.5%     8.0%     8.0%

     Pension costs included in the Company's consolidated statements of income are comprised of the following:

                                                                  YEAR ENDED DECEMBER 31,
                                                                 -------------------------
                                                                 1992      1993      1994
                                                                 -----     -----     -----
                                                                 (IN THOUSANDS OF DOLLARS)
    Service cost...............................................  $ 204     $ 221     $  91
    Interest cost..............................................    191       232       304
    Actual return on assets....................................   (230)     (284)      113
    Net amortization and deferral..............................    (89)      (39)     (407)
                                                                 -----     -----     -----
              Net pension cost.................................  $  76     $ 130     $ 101
                                                                 =====     =====     =====

     During 1994, the defined benefit pension plan was converted to a cash balance plan. The impact of this change on the plan costs and plan liabilities was not material.

     The Company has an Employee Stock Purchase program under which all eligible employees may subscribe to its common shares at 85% of the lesser of the market value of such shares at the beginning or the end of the subscription period. Payment is made through payroll deductions, not to exceed 10% of base pay,

                               POE & BROWN, INC.

over a 12-month period and shares are issued at the end of the purchase period. At December 31, 1994, a total of 2,502 shares of common stock were authorized and reserved for future issuance relating to this program.

     The Company has a Deferred Savings and Profit Sharing Plan (401(k)) covering substantially all employees with one year of service. Under this plan, the Company makes matching contributions equal to the participants' contributions, subject to a maximum of 2.5% of the participant's salary, and also provides for a discretionary profit sharing contribution for all eligible employees. The Company's contributions to the plan totaled $857,000 in 1992, $1,085,000 in 1993 and $1,208,000 in 1994.

NOTE 11 -- STOCK OPTION PLANS

     The Company has adopted stock option plans which provide for the granting to key employees options to purchase shares of its common stock. The following schedule summarizes the transactions from 1992 through 1994 pertaining to these plans:

                                                                 NUMBER          PER SHARE
                                                                OF SHARES      OPTION PRICE
                                                                ---------   -------------------
    Outstanding, January 1, 1992..............................    392,554   $ 3.40   --  $ 9.67
      Granted.................................................     10,000    14.75
      Exercised...............................................    (71,874)    3.40   --    9.40
      Canceled................................................    (31,040)    6.00   --    7.60
                                                                ---------
    Outstanding, December 31, 1992............................    299,640     6.00   --   14.75
      Granted.................................................         --
      Exercised...............................................   (129,462)    6.00   --    9.45
      Canceled................................................     (9,936)    7.60
                                                                ---------
    Outstanding, December 31, 1993............................    160,242     6.00   --   14.75
      Granted.................................................         --
      Exercised...............................................    (65,173)    6.00   --   14.75
      Canceled................................................     (8,689)    7.60   --   14.75
                                                                ---------
    Outstanding, December 31, 1994............................     86,380   $ 7.60
                                                                 ========

     All options outstanding as of December 31, 1994 are exercisable. At December 31, 1994, a total of 285,745 shares of common stock were reserved for future issuance relating to these plans.

NOTE 12 -- SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

     The Company's significant non-cash investing and financing activities and cash payments for interest and income taxes are as follows:

                                                                   YEAR ENDED DECEMBER 31,
                                                                   ------------------------
                                                                    1992     1993     1994
                                                                   ------   ------   ------
                                                                       (IN THOUSANDS OF
                                                                           DOLLARS)
    Unrealized appreciation of available-for-sale securities net
      of tax effect of $3,344....................................  $   --   $   --   $5,341
    Notes payable issued for purchased customer accounts.........   3,206    3,862       --
    Notes received on the sale of fixed assets and customer
      accounts...................................................     649    1,532      266
    Notes payable issued on purchases and retirement of stock....   1,094       --       --
    Cash paid during the year for:
      Interest...................................................   1,912    1,944    1,462
      Income taxes...............................................   4,298    3,978    9,597

                               POE & BROWN, INC.

NOTE 13 -- BUSINESS CONCENTRATIONS

     Substantially all of the Company's premiums receivable from customers and premiums payable to insurance companies arise from policies sold on behalf of insurance companies. The Company, as agent, typically collects premiums, retains its commission and remits the balance to the insurance companies. A significant portion of business written by the Company is for customers located in Florida. Accordingly, the occurrence of adverse economic conditions or an adverse regulatory climate in Florida could have a material adverse effect on the Company's business, although no such conditions have been encountered in the past.

     For the years ended December 31, 1993 and 1994, approximately 21% and 22%, respectively, of the Company's total revenues are from insurance policies underwritten by one insurance company. Should this carrier seek to terminate its arrangement with the Company, the Company believes alternative insurance companies are available to underwrite the business, although some additional expenses and loss of market share would at least initially result. No other insurance company accounts for as much as five percent of the Company's revenues.

NOTE 14 -- REINSURANCE INDEMNITY

     Whiting National Insurance Company ("Whiting"), the Company's risk-bearing subsidiary, ceased underwriting operations in early 1985 and in 1988 entered into liquidation by the New York State Insurance Department (the "Department"). Since then, the handling of Whiting's affairs has been the responsibility of the Department.

     In 1979, the Company agreed to indemnify a ceding insurer should Whiting fail to perform under a reinsurance contract. As a result, the Company is directly responsible for the management and adjudication of claims outstanding under that indemnification contract. The Company had historically estimated that certain recoveries related to the indemnity were available to it from the Whiting liquidation. While none of the underlying facts or operations of law as to the Company's rights or creditor priority had changed, the liquidation activities proceeded more slowly than anticipated, making realization of those recoveries uncertain. As a result, in 1992 those estimated recoveries were written off and reserves associated with the underlying indemnity obligation were bolstered because of adverse loss developments. These adjustments have been reported as discontinued operations in the 1992 consolidated statement of income.

                               POE & BROWN, INC.

NOTE 15 -- QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The Company's 1992, 1993 and 1994 quarterly operating results have not been reviewed by the Company's independent certified public accountants.

                                                    NET INCOME (LOSS)      CASH       STOCK PRICE RANGE
                                                   -------------------   DIVIDENDS   --------------------
                                        REVENUE    AMOUNT    PER SHARE   PER SHARE    HIGH          LOW
                                        --------   -------   ---------   ---------   ------       -------
                                                (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
1992(1)
First quarter.........................  $ 23,889   $ 2,107    $  0.25      $0.10     $15.75   --  $ 11.50
Second quarter........................    20,503       694       0.09       0.10      16.00   --    13.50
Third quarter.........................    22,942     1,293       0.15       0.10      14.00   --    11.25
Fourth quarter(2).....................    24,174    (1,536)     (0.19)      0.10      17.00   --    12.75
                                        --------   -------   ---------   ---------
                                        $ 91,508   $ 2,558    $  0.30      $0.40
                                        ========   =======    =======    =======
1993(1)
First quarter.........................  $ 24,706   $ 2,208    $  0.26      $0.10     $19.00   --  $ 16.00
Second quarter(3).....................    23,323       662       0.08       0.10      21.25   --    17.25
Third quarter.........................    25,320     2,503       0.30       0.10      20.00   --    18.25
Fourth quarter........................    24,472     2,745       0.31       0.10      20.25   --    16.87
                                        --------   -------   ---------   ---------
                                        $ 97,821   $ 8,118    $  0.95      $0.40
                                        ========   =======    =======    =======
1994(1)
First quarter(4)......................  $ 28,529   $ 4,625    $  0.54      $0.10     $19.50   --  $ 17.63
Second quarter........................    23,334     2,018       0.23       0.10      20.50   --    18.25
Third quarter(5)......................    25,039     3,577       0.41       0.10      22.75   --    19.75
Fourth quarter........................    24,678     3,299       0.38       0.12      21.75   --    19.50
                                        --------   -------   ---------   ---------
                                        $101,580   $13,519    $  1.56      $0.42
                                        ========   =======    =======    =======

- ---------------

(1) Quarterly financial information is affected by seasonal variations. The timing of contingent commissions, policy renewals and acquisitions may cause revenues, expenses and net income to vary significantly between quarters.
(2) Fourth quarter 1992 includes loss from discontinued operations of $1,580,000 or $0.30 per share. Fourth quarter net income (loss) also includes expenses of $2,147,000, or $0.26 per share, from charges associated with certain costs and uncollectible receivables arising from purchase acquisitions, costs related to the merger involving Brown, and additions to income tax reserves.
(3) Second quarter 1993 net income increased $818,000 from the sale of certain insurance accounts and other assets, and decreased $1,151,000 due to merger-related combination costs.
(4) First quarter 1994 net income increased $1,342,000, or $0.16 per share, from the sale of a portion of the Company's investment in Rock-Tenn Company (see
     Note 1).
(5) Third quarter 1994 net income increased $700,000, or $0.08 per share, due to the reduction in general tax reserves (See note 9).

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................    8
Price Range of Common Stock...........    8
Dividend Policy.......................    8
Capitalization........................    9
Selected Consolidated Financial
  Data................................   10
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   12
The Company...........................   17
Business..............................   18
Management............................   25
Principal and Selling Shareholders....   27
Underwriting..........................   30
Legal Matters.........................   31
Experts...............................   31
Incorporation of Documents by
  Reference...........................   31
Glossary of Selected Insurance
  Terms...............................   32
Index to Financial Statements.........  F-1

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------
                                1,425,000 SHARES

                               POE & BROWN, INC.

                                  COMMON STOCK
                                      LOGO
                                  ------------

                                   PROSPECTUS

                                           , 1995

                                  ------------
                               SMITH BARNEY INC.

                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.(1)

Registration fees -- Securities and Exchange Commission...........................  $ 13,562
NASD filing fee...................................................................     4,413
Legal fees and expenses...........................................................   100,000*
Accounting fees and expenses......................................................   100,000*
Printing and engraving expenses...................................................    45,000*
Blue Sky fees and expenses........................................................    12,000*
Transfer Agent's fees and expenses................................................     1,500*
Miscellaneous.....................................................................    48,525*
                                                                                    --------
          Total...................................................................  $325,000*
                                                                                    ========

- ---------------

* Estimated
(1) Half of these fees and expenses will be paid by the Company and half, pro rata, by the Selling Shareholders.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is a Florida corporation. Reference is made to Section 607.0850 of the Florida Business Corporation Act, which permits, and in some cases requires, indemnification of directors, officers, employees, and agents of the Company under certain circumstances and subject to certain limitations.

     Under Article VII of the Company's Bylaws, the Company is required to indemnify its officers and directors, and officers and directors of certain other corporations serving as such at the request of the Company, against all costs and liabilities incurred by such persons by reason of their having been an officer or director of the Company or such other corporation, provided that such indemnification shall not apply with respect to any matter as to which such officer or director shall be finally adjudged to have been individually guilty of gross negligence or willful malfeasance in the performance of his or her duty as a director or officer, and provided further that the indemnification shall, with respect to any settlement of any suit, proceeding, or claim, include reimbursement of any amounts paid and expenses reasonably incurred in settling any such suit, proceeding, or claim when, in the judgment of the Board of Directors, such settlement and reimbursement appeared to be for the best interests of the Company.

     The Company has entered into an indemnification agreement with certain members of its Board of Directors. The agreements create certain indemnification obligations of the Company in favor of such persons in connection with their service as directors and, as permitted by applicable law, clarify and expand the circumstances under which such persons will be indemnified.

     The underwriters also will agree to indemnify the directors and officers of the Company against certain liabilities as set forth in Section 8 of the Underwriting Agreement (see Exhibit 1).

     The Company has purchased insurance with respect to, among other things, any liabilities that may arise under the statutory provisions referred to above.

ITEM 16.  EXHIBITS.

     The exhibits constituting part of this Registration Statement are as follows:

   1      -- Form of Underwriting Agreement
   5      -- Opinion of Holland & Knight
  23.1    -- Consent of Ernst & Young LLP
  23.2    -- Consent of Holland & Knight (contained in Exhibit 5)
  24.1    -- Powers of Attorney pursuant to which this Registration Statement has been signed on behalf of certain directors and officers
  24.2    -- Resolutions of the Board of Directors, certified by the Secretary of the Company

ITEM 17.  UNDERTAKINGS.

     The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in said Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida on August 4, 1995.

                                          POE & BROWN, INC.

                                          By:      /s/  J. HYATT BROWN*
                                            ------------------------------------
                                                      J. Hyatt Brown,
                                               President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

               /s/  J. HYATT BROWN*              Chairman of the Board, President  August 4, 1995
- ---------------------------------------------    and Chief Executive Officer
               J. Hyatt Brown                    (principal executive officer)

               /s/  TIMOTHY L. YOUNG           Vice President, Chief Financial     August 4, 1995
- ---------------------------------------------    Officer, and Treasurer
              Timothy L. Young                   (principal financial and
                                                 accounting officer)

              /s/  SAMUEL P. BELL, III*         Director                           August 4, 1995
- ---------------------------------------------
             Samuel P. Bell, III

              /s/  BRUCE G. GEER*               Director                           August 4, 1995
- ---------------------------------------------
                Bruce G. Geer

              /s/  JIM W. HENDERSON*            Director                           August 4, 1995
- ---------------------------------------------
              Jim W. Henderson

              /s/  KENNETH E. HILL*             Director                           August 4, 1995
- ---------------------------------------------
               Kenneth E. Hill

             /s/  THEODORE J. HOEPNER*          Director                           August 4, 1995
- ---------------------------------------------
             Theodore J. Hoepner

             /s/  CHARLES W. POE*               Director                           August 4, 1995
- ---------------------------------------------
               Charles W. Poe

             /s/  WILLIAM F. POE, SR.*          Director                           August 4, 1995
- ---------------------------------------------
             William F. Poe, Sr.

             /s/  WILLIAM F. POE, JR.*          Director                           August 4, 1995
- ---------------------------------------------
             William F. Poe, Jr.

*By:    /s/  LAUREL J. LENFESTEY                                                   August 4, 1995
    -----------------------------------------
            Laurel J. Lenfestey,
              Attorney-in-fact

                                 EXHIBIT INDEX

NO.                                              ITEM                                       PAGE
- ----         -----------------------------------------------------------------------------  ----
 1      --   Form of Underwriting Agreement...............................................
 5      --   Opinion of Holland & Knight..................................................
23.1    --   Consent of Ernst & Young LLP.................................................
24.1    --   Powers of Attorney pursuant to which this Registration Statement has been signed on behalf of certain directors and officers...........................
24.2    --   Resolutions of the Board of Directors, certified by the Secretary of the
             Company......................................................................